UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1. Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2022 and Report on Review of Interim Financial Information
2. 1Q22 Earnings Release
3. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 11, 2022
4. Notice to shareholders

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Ultrapar Participações S.A. Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2022 and Report on Review of Interim Financial Information
Delitte Touche Tohmatsu Auditores Independentes Ltda.

1

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information

As of and for the Period Ended March 31, 2022

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2022, which comprises the balance sheet as at March 31, 2022and the related statements of profit and loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

3

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2022, prepared under the responsibility of the Company’s Management and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

Corresponding Figures

The corresponding figures for the quarter ended March 31, 2021, presented for purposes of comparison, were previously reviewed by other independent auditors, who issued an unmodified report, dated May 11, 2022. The corresponding figures as of December 31, 2021, presented for purposes of comparison, were previously audited by other independent auditors, who issued an unmodified report, dated February 23, 2022.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 11, 2022

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

4

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Assets
Current assets
Cash and cash equivalents	5.a	17,277	21,533	2,252,526	2,280,074
Financial investments and derivative financial instruments	5.b	86,786	142,065	936,573	1,804,122
Trade receivables	6.a	‐	‐	3,888,441	3,375,246
Reseller financing	6.b	‐	‐	580,129	582,562
Inventories	7	‐	‐	4,242,281	3,918,772
Recoverable taxes	8.a	12,641	862	1,044,039	1,061,227
Recoverable income and social contribution taxes	8.b	51,338	56,499	257,517	291,833
Dividends receivable		213	146,490	147	147
Other receivables		90,279	105,513	51,480	56,205
Prepaid expenses	11	10,306	7,548	148,984	98,024
Contractual assets with customers - exclusivity rights	12	‐	‐	573,704	555,052
		268,840	480,510	13,975,821	14,023,264
Assets held for sale	4	3,102,246	2,681,730	9,101,138	11,000,917
Total current assets		3,371,086	3,162,240	23,076,959	25,024,181

Non-current assets
Financial investments and derivative financial instruments	5.b	‐	‐	557,280	379,277
Trade receivables	6.a	‐	‐	73,170	63,749
Reseller financing	6.b	‐	‐	419,102	415,472
Related parties	9.a	400,000	406,787	490	490
Deferred income and social contribution taxes	10.a	76,999	72,402	608,473	571,755
Recoverable taxes	8.a	74	‐	1,063,021	1,046,798
Recoverable income and social contribution taxes	8.b	23,487	23,483	141,874	155,358
Escrow deposits	23.a	18	18	845,601	871,261
Indemnification asset - business combination	23.c	‐	‐	120,223	120,991
Other receivables		‐	‐	32,709	29,748
Prepaid expenses	11	2,414	1,748	66,916	71,368
Contractual assets with customers - exclusivity rights	12	‐	‐	1,570,144	1,524,174
		502,992	504,438	5,499,003	5,250,441

Investments in subsidiaries, joint ventures and associates	13	8,286,371	8,266,396	94,368	78,593
Right-of-use assets, net	14	33,708	35,304	1,765,002	1,651,295
Property, plant and equipment, net	15	10,587	16,006	5,564,286	5,534,591
Intangible assets, net	16	252,167	252,585	1,660,773	1,471,256
		9,085,825	9,074,729	14,583,432	13,986,176
Total assets		12,456,911	12,236,969	37,660,391	39,010,357

The accompanying notes are an integral part of the interim financial information.

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Liabilities
Current liabilities
Loans, financing and derivative financial instruments	17	‐	‐	985,714	618,327
Debentures	17	1,738,129	39,333	4,012,591	2,247,724
Trade payables	18.a	25,206	26,882	2,876,622	3,670,895
Trade payables - reverse factoring	18.b	‐	‐	2,447,569	2,119,059
Salaries and related charges	19	38,335	55,477	267,579	330,103
Taxes payable	20	734	1,096	251,830	229,176
Dividends payable		8,573	193,564	19,266	202,860
Income and social contribution taxes payable		‐	‐	79,595	196,348
Post-employment benefits	21.b	237	237	21,126	21,082
Provision for asset retirement obligation	22	‐	‐	5,684	4,632
Provision for tax, civil and labor risks	23.a	‐	‐	34,801	119,942
Leases payable	14	6,259	6,129	208,001	188,832
Other payables		1,421	8,612	271,820	144,204
Deferred revenue	24	‐	‐	3,747	5,625
		1,818,894	331,330	11,485,945	10,098,809
Liabilities directly associated with assets held for sale	4	‐	‐	2,010,360	2,541,421
Total current liabilities		1,818,894	331,330	13,496,305	12,640,230

Non-current liabilities
Loans, financing and derivative financial instruments	17	‐	‐	7,521,845	8,672,547
Debentures	17	‐	1,724,866	3,159,101	4,839,045
Related parties	9.a	7,397	4,674	3,510	3,534
Deferred income and social contribution taxes	10.a	‐	‐	290	282
Post-employment benefits	21.b	2,081	2,000	193,918	194,637
Provision for asset retirement obligation	22	‐	‐	52,154	52,079
Provision for tax, civil and labor risks	23.a; 23.c	250	250	843,800	812,243
Leases payable	14	31,376	32,893	1,246,485	1,159,479
Subscription warrants - indemnification	25	49,161	51,296	49,161	51,296
Provision for liabilities of joint ventures	13.a; 13.b	48	14,199	79	‐
Other payables		5,465	8,540	106,424	115,745
Total non-current liabilities		95,778	1,838,718	13,176,767	15,900,887

Equity
Share capital	26.a	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	26.b	38,830	34,043	38,830	34,043
Capital reserve		597,132	596,481	597,132	596,481
Treasury shares	26.c	(488,425)	(488,425)	(488,425)	(488,425)
Revaluation reserve on subsidiaries		4,108	4,154	4,108	4,154
Profit reserves		4,866,409	4,866,409	4,866,409	4,866,409
Retained earnings		452,177	‐	452,177	‐
Accumulated other comprehensive income		(187,745)	(422,138)	(187,745)	(422,138)
Cumulative translation adjustments		88,001	304,645	88,001	304,645
Equity attributable to:
Shareholders of the Company		10,542,239	10,066,921	10,542,239	10,066,921
Non-controlling interests in subsidiaries		‐	‐	445,080	402,319
Total equity		10,542,239	10,066,921	10,987,319	10,469,240
Total liabilities and equity		12,456,911	12,236,969	37,660,391	39,010,357

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Income
For the periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent		Consolidated
	Note	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Continuing operations			Re-presented		Re-presented
Net revenue from sales and services	27	‐	‐	31,503,291	22,029,756
Cost of products and services sold	28	‐	‐	(30,033,612)	(20,789,205)

Gross profit		‐	‐	1,469,679	1,240,551

Operating income (expenses)
Selling and marketing	28	‐	‐	(488,271)	(412,280)
Allowance for expected credit losses		‐	‐	(14,517)	(3,714)
General and administrative	28	(6,442)	‐	(338,202)	(317,556)
Gain (loss) on disposal of property, plant, equipment and intangibles	29	(20)	1	25,074	8,447
Other operating income	30	18	‐	64,543	52,578
Other operating expenses	30	(10)	(3,014)	(166,863)	(65,027)

Operating income (loss) before financial result and share of profit (loss) of subsidiaries, joint ventures and associates		(6,454)	(3,013)	551,443	502,999
Share of profit (loss) of subsidiaries, joint ventures and associates	13	129,977	196,831	13,500	(12,137)
Income before financial result and income and social contribution taxes		123,523	193,818	564,943	490,862
Financial income	31	18,062	18,399	81,344	59,773
Financial expenses	31	(47,091)	(24,442)	(506,197)	(249,769)
Financial result, net	31	(29,029)	(6,043)	(424,853)	(189,996)
Income before income and social contribution taxes		94,494	187,775	140,090	300,866
Income and social contribution taxes
Current	10.b; 10.c	8,814	‐	(78,474)	(102,787)
Deferred	10.b	4,597	(2,834)	55,217	(7,871)
		13,411	(2,834)	(23,257)	(110,658)
Net income from continuing operations		107,905	184,941	116,833	190,208
Discontinued operations
Net income (loss) from discontinued operations	4	344,347	(52,778)	344,347	(52,778)
Net income for the period		452,252	132,163	461,180	137,430
Income attributable to:
Shareholders of Ultrapar		452,252	132,163	452,252	132,163
Non-controlling interests in subsidiaries		‐	‐	8,928	5,267

Earnings per share from continuing operations (based on weighted average number of shares outstanding) – R$
Basic	32	0.0989	0.1700	0.0989	0.1700
Diluted	32	0.0984	0.1691	0.0984	0.1691
Earnings per share from discontinued operations (based on weighted average number of shares outstanding) – R$
Basic	32	0.3156	(0.0485)	0.3156	(0.0485)
Diluted	32	0.3139	(0.0482)	0.3139	(0.0482)
Total earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.4146	0.1215	0.4146	0.1215
Diluted	32	0.4123	0.1208	0.4123	0.1208

The accompanying notes are an integral part of the interim quarterly information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
		03/31/2022	03/31/2021	03/31/2022	03/31/2021
	Note		Re-presented		Re-presented
Net income for the period		452,252	132,163	461,180	137,430
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net of taxes		27	(117)	27	(117)
Fair value adjustments of financial instruments of subsidiaries and joint ventures, net of taxes	13.a	234,366	(119,809)	234,470	(119,809)
Translation adjustments and hedge of net investments in foreign operations, net of taxes	13.a	(216,644)	87,848	(216,644)	87,848
Total comprehensive income for the period		470,001	100,085	479,033	105,352
Total comprehensive income for the period attributable to shareholders of Ultrapar		470,001	100,085	470,001	100,085
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		‐	‐	9,032	5,267

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

Periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments (i)	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	452,252	‐	452,252	8,928	461,180
Other comprehensive income:
Fair value adjustments of financial instruments, net of income taxes	13	‐	‐	‐	‐	‐	‐	‐	234,393	‐	‐	‐	234,393	104	234,497
Currency translation of foreign subsidiaries, net of the effect of net investments hedge, net of income taxes	13	‐	‐	‐	‐	‐	‐	‐	‐	(216,644)	‐	‐	(216,644)	‐	(216,644)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	234,393	(216,644)	452,252	‐	470,001	9,032	479,033
Issuance of shares related to the subscription warrants - indemnification		‐	‐	651	‐	‐	‐	‐	‐	‐	‐	‐	651	‐	651
Equity instrument granted	26.b	‐	1,305	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,305	‐	1,305
Equity instrument granted of subsidiaries	13; 26.b	‐	3,482	‐	‐	‐	‐	‐	‐	‐	‐	‐	3,482	‐	3,482
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(46)	‐	‐	‐	‐	46	‐	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	‐	(121)	‐	(121)	121	‐
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,046	35,046
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,438)	(1,438)
Balance as of March 31, 2022		5,171,752	38,830	597,132	(488,425)	4,108	792,533	4,073,876	(187,745)	88,001	452,177	‐	10,542,239	445,080	10,987,319
(i) Cumulative translation adjustments from discontinued operation.

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income (i)	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Total equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	‐	55,391	9,533,746	376,519	9,910,265
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	132,163	‐	132,163	5,267	137,430
Other comprehensive income:
Fair value adjustments of financial instruments, net of income taxes	13	‐	‐	‐	‐	‐	‐	‐	(119,926)	‐	‐	‐	(119,926)	‐	(119,926)
Currency translation of foreign subsidiaries and the effect of net investments hedge, net of income taxes	13	‐	‐	‐	‐	‐	‐	‐	‐	87,848	‐	‐	87,848	‐	87,848
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(119,926)	87,848	132,163	‐	100,085	5,267	105,352
Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,371	‐	‐	‐	‐	‐	‐	‐	‐	1,371	‐	1,371
Equity instrument granted	26.b	‐	1,617	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,617	‐	1,617
Equity instrument granted of subsidiaries	13; 26.b	‐	1,954	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,954	‐	1,954
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(46)	‐	‐	‐	‐	46	‐	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	‐	79	‐	79	‐	79
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(2,606)	(2,606)
Approval of additional dividends by the Shareholders’ Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(55,391)	(55,391)	‐	(55,391)
Balance as of March 31, 2021		5,171,752	25,975	595,420	(489,068)	4,291	750,010	3,658,265	(584,916)	319,444	132,288	‐	9,583,461	379,180	9,962,641

(i) Cumulative translation adjustments from discontinued operation.

The accompanying notes are an integral part of this interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

Periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2022	03/31/2021	03/31/2022	03/31/2021
			Re-presented		Re-presented
Cash flows from operating activities from continuing operations
Net income from continuing operations		107,905	184,941	116,833	190,208
Adjustments to reconcile net income to cash provided by operating activities from continuing operations
Share of (loss) profit of subsidiaries, joint ventures and associates	13	(129,977)	(196,831)	(13,500)	12,137
Amortization of contractual assets with customers – exclusive rights and right-of-use	12; 14	1,696	1,503	158,179	112,573
Depreciation and amortization	15; 16	461	1,453	177,459	158,952
Interest and foreign exchange rate variations		28,160	8,620	181,909	218,093
Current and deferred income and social contribution taxes	10.b	(13,411)	2,834	23,257	110,658
Gain (loss) on disposal of property, plant and equipment and intangible assets	29	20	(1)	(25,074)	(8,447)
Equity instrument granted		1,306	1,617	3,917	3,007
Provision of decarbonization - CBIO	30	‐	‐	126,306	32,640
Other provisions and adjustments		2,620	1,471	(10,983)	(5,273)
		(1,220)	5,607	738,303	824,548
(Increase) decrease in assets
Trade receivables and reseller financing	6	‐	‐	(513,131)	(355,324)
Inventories	7	‐	‐	(324,268)	(453,151)
Recoverable taxes	8	2,119	3,481	(60,672)	(122,765)
Dividends received from subsidiaries, joint ventures and associates		206,277	479,726	‐	‐
Other assets		11,811	(35,511)	(14,441)	(49,760)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	18	(1,676)	12,449	(519,589)	196,299
Salaries and related charges	19	(17,142)	(11,224)	(62,524)	(36,661)
Taxes payable	20	(362)	(204)	22,654	54,740
Other liabilities		(10,418)	6,349	(39,709)	(28,286)
Acquisition of CBIO	16	‐	‐	(201,853)	(20,825)
Payments of contractual assets with customers - exclusivity rights	12	‐	‐	(124,747)	(35,881)
Income and social contribution taxes paid		‐	‐	(85,789)	(80,935)
Net cash provided by (used in) operating activities from continuing operations		189,389	460,673	(1,185,766)	(108,001)
Net cash provided by operating activities from discontinued operations		‐	‐	2,693	236,425
Net cash provided by (used in) operating activities		189,389	460,673	(1,183,073)	128,424

11

Ultrapar Participações S.A. and Subsidiaries

Statement of Cash Flows - Indirect Method

Periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais)

		Parent		Consolidated
		03/31/2022	03/31/2021	03/31/2022	03/31/2021
			Re-presented		Re-presented
Cash flows from investing activities
Financial investments, net of redemptions	5.b	77,301	(295,637)	888,623	1,630,744
Acquisition of property, plant and equipment and intangible assets	15; 16	(60)	(11,709)	(210,491)	(235,986)
Proceeds from disposal of investments and assets		‐	‐	33,005	19,764
Capital increase in subsidiary and joint ventures	13	(15,708)	(12,640)	(3,000)	(15,000)
Proceeds from loans from discontinued operations		-	-	996,296	-

Net cash provided by (used in) investing activities from continuing operations		61,533	(319,986)	1,704,433	1,399,522
Net cash provided by investing activities from discontinued operations		‐	‐	231,524	47,873
Net cash provided by (used in) investing activities		61,533	(319,986)	1,935,957	1,447,395
Cash flows from financing activities
Loans and debentures
Proceeds	17	‐	‐	‐	449,471
Repayments	17	‐	‐	(4,653)	(89)
Interest paid	17	(70,758)	(16,623)	(233,102)	(45,154)
Payments of lease
Principal	14	(2,272)	(2,033)	(104,623)	(93,782)
Interest paid	14	(32)	(29)	(2,246)	(1,961)
Dividends paid		(184,991)	(477,353)	(185,423)	(477,440)
Capital increase made by non-controlling interests and redemption of shares		-	-	21,527	-
Related parties		2,875	353,459	24	(5,133)
Net cash used in financing activities from continuing operations		(255,178)	(142,579)	(508,496)	(174,088)
Net cash used in financing activities from discontinued operations		‐	‐	(153,908)	(144,635)
Net cash used in financing activities		(255,178)	(142,579)	(662,404)	(318,723)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(37,720)	10,914
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	(19,315)	3,699
Increase (decrease) in cash and cash equivalents - continuing operations (i)		(4,256)	(1,892)	(27,549)	1,271,709
Increase in cash and cash equivalents - discontinued operations		‐	‐	60,994	‐
Cash and cash equivalents at the beginning of the period – continuing operations	5.a	21,533	948,649	2,280,075	2,661,494
Cash and cash equivalents at the beginning of the period – discontinued operations		-	-	387,980	-
Cash and cash equivalents at the end of the period – continuing operations	5.a	17,277	946,757	2,252,526	3,933,203
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	448,974	‐
Non-cash transactions:
Addition on right-of-use assets and leases payable	14.a	‐	1,328	187,848	43,364
Addition on contractual assets with customers - exclusivity rights	12	‐	‐	53,826	72,226
Reversal fund - private pension	21.a	‐	‐	3,107	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25	651	1,819	651	1,371

(i) As of March 31, 2021, the balances correspond to continuing and discontinued operations.

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

Periods ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2022%		03/31/2021%		03/31/2022%		03/31/2021%
				Re-presented				Re-presented
Revenue
Gross revenue from sales and services, except rents and royalties	27	‐		‐		32,767,046		23,136,955
Rebates, discounts and returns	27	‐		‐		(340,866)		(323,055)
Reversion (loss) allowance for expected credit losses	6	‐		‐		(14,517)		(3,714)
Amortization of contractual assets with customers - exclusivity rights	12	‐		‐		(88,751)		(48,214)
Gain (loss) on disposal of assets and other operating income, net	29; 30	(12)		(3,013)		(77,246)		(4,006)
		(12)		(3,013)		32,245,666		22,757,966
Materials purchased from third parties
Raw materials used		‐		‐		(398,630)		(416,449)
Cost of sales		‐		‐		(29,609,206)		(20,733,714)
Materials, energy, third-party services and other		51,391		45,530		(591,897)		(439,806)
Provision for losses of assets		18		‐		2,280		3,036
		51,409		45,530		(30,597,453)		(21,586,933)
Gross value added		51,397		42,517		1,648,213		1,171,033

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	14.a; 15; 16	(7,592)		(2,956)		(246,887)		(223,310)
Net value added produced by the Company		43,805		39,561		1,401,326		947,723

Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	13	129,977		196,831		13,500		(12,137)
Rents and royalties	27	‐		‐		29,646		27,354
Financial income	31	18,062		18,399		81,344		59,773
		148,039		215,230		124,490		74,990

Value added from continuing operations available for distribution		191,844		254,791		1,525,816		1,022,713
Value added from discontinued operations available for distribution		279,356		(52,778)		689,894		455,912
Total value added available for distribution		471,200		202,013		2,215,710		1,478,625
Distribution of value added
Personnel and charges		40,098	9	33,768	17	357,990	16	326,533	22
Taxes, fees, and contributions		(5,382)	(1)	9,878	5	579,029	27	309,910	21
Financial expenses and rents		49,223	10	26,204	13	471,964	21	196,062	13
Retained earnings		107,905	23	184,941	91	116,833	5	190,208	13
Value added from continuing operations distributed		191,844	41	254,791	126	1,525,816	69	1,022,713	69
Value added from discontinued operations distributed		279,356	59	(52,778)	(26)	689,894	31	455,912	31
Value added distributed		471,200	100	202,013	100	2,215,710	100	1,478,625	100

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”) and storage services for liquid bulk (“Ultracargo”). The information about segments is disclosed in Note 33. The activities related to the production and marketing of chemical products (“Oxiteno”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) are presented as discontinued operations (see Note 4).

This interim financial information was authorized for issuance by the Board of Directors on May 11, 2022.

a. Principles of consolidation and investments in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of profit or loss and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the Company loses control.

When necessary adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2. Investments in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			03/31/2022		12/31/2021
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (2)	Brazil	Extrafarma	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	-	99	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Oxiteno S.A. Indústria e Comércio (3)	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp. (4)	British Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S.	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (5)	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-

The percentages in the table above are rounded.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	Non-operating company in closing phase.
(2)	On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma to Pague Menos. As of December 31, 2021, the Company reclassified the subsidiary's balances to “assets and liabilities held for sale”. For more information see note 4.c.1.
(3)	On August 16, 2021, the Company announced the signing of an agreement for the sale of its interest in Oxiteno S.A. to Indorama. As of December 31, 2021, the Company reclassified the subsidiary’s balances to “assets and liabilities held for sale”. On April 1, 2022, the transaction was consummated. For more details, see notes 4.c.1 and 36.a.
(4)	On January 27, 2022, the subsidiary Global Petroleum Products Trading Corp (“GPPT”) was dissolved.
(5)	In April 2021, the name of subsidiary Terminal Químico de Aratu S.A - Tequimar was changed to Ultracargo Logística S.A. (“Ultracargo Logística”).

  Main events that occurred in the period

b.1 Clarifications on the impacts of the military conflicts between Russia and Ukraine

On February 24, 2022, there was a full-scale military invasion of Ukraine by Russian troops. Since then, global markets have experienced volatility and disruption following the escalation of geopolitical tensions and the onset of the military conflict between these countries. While the duration and the impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has and may lead to market disruptions and significant volatility in commodity prices, including crude oil, which may affect the prices of petroleum-base fuel and the demand in the markets in which we operate. Furthermore, the governments of the United States and other countries have imposed economic sanctions on Russia, including politicians and corporate and banking entities. These sanctions, or even the threat of further sanctions, may lead Russia to take countermeasures or retaliatory actions, which may lead to further disruptions in the market and an increase in crude oil prices globally, which may negatively impact our business and operations.

In addition, any new global financial crisis could have a negative impact on our borrowing cost and on our ability to obtain future borrowings. Disruptions in the financial markets could also lead to a reduction in available commercial credit due to liquidity concerns of the counterparties. If we experience a decrease in demand for our products or an increase in the default rate on our receivables, or if we are unable to obtain borrowings, our business, financial condition and results of operations could be adversely affected.

b.2 Approval of Oxiteno S.A. share purchase and sale agreement by CADE

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno S.A.”) to Indorama Ventures PLC (“Indorama”). On March 7, 2022, the Administrative Council for Economic Defense (“CADE”) approved the transaction without restrictions. On April 1, 2022, the transaction was closed. The initial payment of US$ 1,150 million (equivalent to R$ 5,448 million)(1), adjusted for variations in working capital and net debt position of US$ 176 million (equivalent to R$ 834 million)(1), resulted in a total initial payment of US$ 1,326 (equivalent to R$ 6,282 million)(1), made on April 1, 2022. The final payment of US$ 150 million will be made in April 2024. This amount is still subject to final adjustments to working capital and net debt.  The Company held a 100% interest in Oxiteno S.A.

(1) Amount converted into reais at the exchange rate on the closing date of the transaction (US$ 1.00 to R$ 4.7372).

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

2 Basis of preparation and presentation of the interim financial information

The parent's individual and consolidated interim financial information ("quarterly information") was prepared in accordance with the International Accounting Standard ("IAS") 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2021. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2021.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of this interim financial information are set out in Note 3. The interim financial information was prepared considering the going concern assumption.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3. Summary of significant accounting policies

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2021 since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements. Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain a certain information.

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. There have been no changes with respect to such policies and methods for calculating estimates, except for the new accounting policies presented in note 3.a.

  New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below. The Company and its subsidiaries intend to adopt these new standards, amendments and interpretations, if applicable, when they become effective and do not expect to have a material impact arising from their application in its individual and consolidated interim financial information.

a.1 Accounting policies adopted

The following new standards, amendments and interpretations to IFRS issued by the IASB and effective on 1º January, 2022 do not have significant impact on the interim financial information for the three-month period ended March 31, 2022:

•	Changes to the IFRS 3 - Reference to the Conceptual Framework
•	Changes to the IAS 16 - Property, Plant and Equipment - Proceeds Before Intended Use
•	Changes to the IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract
•	Annual Improvements to the IFRSs Cycle 2018 - 2020 - Changes to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 – Financial Instruments and IFRS 16 - Leases
•	Lease Concessions Related to Covid-19 after June 30, 2021 - Changes to IFRS 16

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Accounting policies not adopted

The following new standards, amendments and interpretations to IFRSs issued by the IASB were not adopted because are not effective in the three-month period ended March 31, 2022, and the Company does not wait to have significant impact on the future financial statements and/or interim financial information:

•	Reform of Reference Interest Rates - Level 2 - Changes to the standards IFRS 9, IAS 39, IFRS 7, IFRS 4 e IFRS 16
•	Changes to the IFRS 10 - Consolidated Financial Statements and IAS 28 (changes) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
•	Changes to the IAS 1 - Classification of Liabilities as Current or Non-current
•	Changes to the IAS 1 and IFRS Practice Statement - Disclosure of Accounting Policies
•	Changes to the IAS 8 - Definition of Accounting Estimantes
•	Changes to the IAS 12 - Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the financial instruments to the new benchmarks. In June 2017, the Company, through the subsidiary IPP, contracted a financing with maturity date in June 2022, with the current notional amount of USD 50 million linked to LIBOR, with quarterly interest flows and principal amortization at the end of the operation. At the time of debt raising, a swap transaction with a notional value and cash flow identical to that of raising was closed with the same financial institution, through which the IPP became active in LIBOR, at an interest rate equivalent to the debt and liability rate in floating rate Reais (see notes 17 and 34.g), these being the only operations linked to LIBOR. In view of the short-term maturity as well as the debt, the swap and the fact that both have the same cash flow and financial institution, the Company understands that there are not currently impacts from the LIBOR change on its operations.

4. Assets and liabilities of subsidiaries held for sale and discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced the contracts signing described below and, classified these transactions as assets and liabilities held for sale and discontinued operations.

The Company recognized deferred taxes related to Extrafarma's impairment accounting and allocated it to discontinued operations.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Extrafarma share sale and purchase agreement and other agreements

On May 18, 2021, the Company announced the signing of an agreement for the sale of all shares of Extrafarma held by subsidiary IPP to Empreendimentos Pague Menos S.A. (“Pague Menos”). The total sale price is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction.

The transaction will be settled in three installments as follows: 50% on the closing date and 25% on each the first and the second anniversary of the closing date, monetarily updated by the Interbank Deposits Interest Rate (CDI) rate + 0.5% p.a., with a guarantee  provided by a shareholder of Pague Menos for the last two installments. The completion of this transaction is subject to usual conditions precedent in such deals, including approval by the Brazilian antitrust authority and by the general shareholders’ meeting of Pague Menos, pursuant to the terms of article 256 of the Brazilian Corporate Law, which was already held by the purchasing company. Furthermore, preemptive rights were granted to Company's shareholders who wished to acquire Extrafarma's shares, proportionally to their respective interests in the Company's share capital and for the same price per share to be paid by Pague Menos, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of the Company that exercised such right will become direct shareholders of Extrafarma after closing of the transaction. The company held a general shareholders’ meeting on June 25, 2021 in which it was formalized the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable. The exercise period ended on July 29, 2021 and the total exercised was less than 1% of the Company's capital.

On February 11, 2022, the Administrative Council for Economic Defense ("CADE") issued an order declaring the Concentration Act No. 08700.005053/2021-74 regarding the acquisition of Extrafarma by Pague Menos. This declaration of complexity is a regular phase within the normal manner for concentration acts whose analysis by CADE needs further investigation. The companies continue to work with CADE in a transparent manner to provide all necessary clarifications.

Extrafarma and Pague Menos will maintain their regular course of business, on an independent manner, until the closing date of the transaction.

On December 31, 2021, the Company recorded an impairment in the amount of R$ 282,169, net of the effects of deferred income and social contribution taxes, as allocated below:

Amount
Goodwill	68,273
Residual surplus value of fixed assets	160
Intangible assets arising from business combination	76,136
Property, plant and equipment	60,548
Right-of-use assets	38,957
Recoverable taxes	183,455
Impairment	427,529
Deferred income and social contribution taxes	(145,360)
Net impairment	282,169

In the three-month period ended March 31, 2022, the calculation of the impairment test of the assets was reassessed and no indication of additional impairment was identified.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Oxiteno S.A. share purchase and sale agreement

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. to Indorama. For further information see Note 1.b.2.

c. Disclosure of the impacts of IFRS 5 (CPC 31) - Assets and liabilities held for sale and discontinued operations

The tables of assets and liabilities held for sale and discontinued operation are detailed below and include the financial position and profit or loss incurred throughout 2022 and 2021, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, investments in associates that are not part of the sales transaction, among others.

c.1 The main classes of assets and liabilities classified as held for sale on March 31, 2022 are shown below:

Assets	Oxiteno	Extrafarma	Eliminations (*)	Total
Current assets
Cash and cash equivalents	425,186	23,788	‐	448,974
Financial investments and hedging instruments	27,915	‐	‐	27,915
Trade receivables	1,013,013	115,107	‐	1,128,120
Inventories	1,654,975	548,620	‐	2,203,595
Recoverable taxes	615,500	83,513	‐	699,013
Other assets	53,975	34,812	(4,124)	84,663
Total current assets	3,790,564	805,840	(4,124)	4,592,280

Non-current assets
Related parties	‐	1,627	(1,627)	‐
Deferred income and social contribution taxes	493,154	213,581	‐	706,735
Recoverable taxes	391,032	8,721	‐	399,753
Other assets	11,846	3,856	-	15,702
	896,032	227,785	(1,627)	1,122,190
Investments	18,930	‐	‐	18,930
Right-of-use assets, net	29,414	317,062	‐	346,476
Property, plant and equipment, net	2,640,083	140,389	‐	2,780,472
Intangible assets, net	159,492	81,298	‐	240,790
Total non-current assets	3,743,951	766,534	(1,627)	4,508,858
Total assets held for sale	7,534,515	1,572,374	(5,751)	9,101,138

(*) Balances and transactions between the discontinued and continuing operations have been eliminated, mainly related to loans.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities	Oxiteno	Extrafarma	Eliminations (*)	Total
Current liabilities
Loans, financing and hedging instruments	199,295	‐	(95,951)	103,344
Trade payables	864,693	180,240	(1,744)	1,043,189
Salaries and related charges	111,908	46,923	‐	158,831
Taxes payable	64,771	16,091	‐	80,862
Income and social contribution taxes payable	124,933	‐	‐	124,933
Post-employment benefits	3,311	‐	‐	3,311
Provision for tax, civil and labor risks	2,976	547	‐	3,523
Leases payable	10,728	68,392	‐	79,120
Other liabilities	23,246	10,344	(13,487)	20,103
Total current liabilities	1,405,861	322,537	(111,182)	1,617,216

Non-current liabilities
Loans, financing and hedging instruments	3,883,551	‐	(3,883,101)	450
Post-employment benefits	6,194	302	‐	6,496
Provision for tax, civil and labor risks	47,761	2,377	‐	50,138
Leases payable	17,871	312,961	‐	330,832
Other liabilities	2,822	2,406	‐	5,228
Total non-current liabilities	3,958,199	318,046	(3,883,101)	393,144
Total equity	2,119,083	918,172	(3,037,255)	‐
Total liabilities held for sale and equity	7,483,143	1,558,755	(7,031,538)	2,010,360

(*) Balances and transactions between the discontinued and continuing operations have been eliminated, mainly related to loans.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The results for the period and cash flows from discontinued operations for the three-month period ended of March 31, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	03/31/2022
Net revenue from sales and services	2,039,287	500,692	(7,241)	2,532,738
Cost of products and services sold	(1,580,000)	(346,315)	7,241	(1,919,074)
Gross profit	459,287	154,377	‐	613,664
Operating income (expenses)
Selling, marketing and administrative	(201,365)	(170,356)	‐	(371,721)
Other operating income, net	10,736	(4,307)	‐	6,429
Operating income (loss)	268,658	(20,286)	‐	248,372
Share of profit of associates	(231)	‐	‐	(231)
Operating income (loss) before finance income (expenses) and income and social contribution taxes	268,427	(20,286)	‐	248,141
Financial result, net	23,153	(10,707)	54,431	66,877
Profit (loss) before income and social contribution taxes	291,580	(30,993)	54,431	315,018
Income and social contribution taxes	(16,924)	(231)	(18,507)	(35,662)
Effect, net cessation depreciation (i)	51,372	13,619	-	64,991
Profit (loss) for the period	326,028	(17,605)	35,924	344,347

(*) Elimination between continuing and discontinued operations related to the intercompany loan (PPE) between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale were ceased, in compliance with the item 25 of CPC 31/IFRS 5.

	Oxiteno	Extrafarma	Eliminations	03/31/2022
Net cash provided by (used in) operating activities	(81,558)	(96,227)	180,478	2,693
Net cash provided by (used in) investing activities	1,436,922	1,205	(1,206,603)	231,524
Net cash (used in) provided by financing activities	(1,245,754)	65,702	1,026,144	(153,908)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(19,315)	‐	‐	(19,315)
Increase (decrease) in cash and cash equivalents	90,295	(29,320)	19	60,994

c.2.1 Share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, was re-presented as discontinued operations in the total amount of R$ 279,356 in the income statement for the three-month period ended March 31, 2022.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.3 The consolidated results for the period and cash flows as of March 31, 2021 that were re-presented are shown below:

	03/31/2021	Discontinued operations				03/31/2021
	Originally Presented	Oxiteno	Extrafarma	Eliminations	Total	Re-presented
	A				B	(A-B)
Net revenue from sales and services	23,950,284	1,436,421	489,764	(5,657)	1,920,528	22,029,756
Cost of products and services sold	(22,234,378)	(1,104,902)	(345,928)	5,657	(1,445,173)	(20,789,205)
Gross profit	1,715,906	331,519	143,836	‐	475,355	1,240,551
Operating income (expenses)
Selling, marketing and administrative	(1,127,203)	(225,400)	(168,253)	‐	(393,653)	(733,550)
Other operating income, net	(4,349)	1,792	(2,139)	‐	(347)	(4,002)
Operating income (loss)	584,354	107,911	(26,556)	‐	81,355	502,999
Share of profit of associates	(12,222)	(85)	‐	‐	(85)	(12,137)
Operating income (loss) before finance income (expenses) and income and social contribution taxes	572,132	107,826	(26,556)	‐	81,270	490,862
Financial result, net	(333,681)	(223,459)	(10,006)	89,780	(143,685)	(189,996)
Profit (loss) before income and social contribution taxes	238,451	(115,633)	(36,562)	89,780	(62,415)	300,866
Income and social contribution taxes	(101,021)	32,756	7,406	(30,525)	9,637	(110,658)
Profit (loss) for the period from continuing operations	-	‐	‐	‐	-	190,208
Profit (loss) for the period from discontinued operations	‐	-	-	-	(52,778)	(52,778)
Profit (loss) for the period	137,430	(82,877)	(29,156)	59,255	(52,778)	137,430
Depreciation and amortization of intangibles and of right-of-use assets (i)	332,701	73,910	37,315	‐	111,225	221,476

(i) Balances included for a complete breakdown of segment information.

	03/31/2021	Discontinued operations				03/31/2021
	Disclosed	Oxiteno	Extrafarma	Eliminations	Total	Re-presented
	A				B	(A-B)
Net cash (used in) operating activities	128,424	273,718	(34,585)	(2,708)	236,425	(108,001)
Net cash (used in) provided by investing activities	1,447,395	56,632	(8,759)	‐	47,873	1,399,522
Net cash (used in) provided by financing activities	(318,723)	(420,066)	2,193	273,238	(144,635)	(174,088)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	14,613	3,699	‐	‐	3,699	10,914
Increase (decrease) in cash and cash equivalents	1,271,709	(86,017)	(41,151)	270,530	143,362	1,128,347

c.3.1.1 Share of profit (loss) of investees Oxiteno and Extrafarma, net of related parties, was re-presented as discontinued operations in the total amount of R$ (52,778) in the statement of profit or loss for 2021.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

5 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,746,379 as of March 31, 2022 (R$ 4,463,473 as of December 31, 2021) and are  as follows:

a.              Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Cash and bank deposits
In local currency	2,341	2,554	243,545	317,907
In foreign currency	‐	‐	364,939	16,640
Financial investments considered cash equivalents
In local currency
Fixed-income securities	14,936	18,979	1,642,037	1,943,164
In foreign currency
Fixed-income securities	‐	‐	2,005	2,363
Total cash and cash equivalents	17,277	21,533	2,252,526	2,280,074

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and derivative financial instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Financial investments
In local currency
Fixed-income securities and funds	86,786	142,065	801,923	1,607,608
In foreign currency
Fixed-income securities and funds	‐	‐	‐	103,239
Currency and interest rate hedging instruments (a)	‐	‐	691,930	472,552
Total financial investments	86,786	142,065	1,493,853	2,183,399
Current	86,786	142,065	936,573	1,804,122
Non-current	‐	‐	557,280	379,277

(a)  Accumulated gains, net of income tax (see Note 34.i).

6 Trade receivables and reseller financing (Consolidated)

a. Trade receivables

The composition of trade receivables is as follows:

	03/31/2022	12/31/2021
Domestic customers	4,325,525	3,805,756
Domestic customers - related parties (see note 9.a.2)	61	57
Foreign customers	6,250	3,137
Foreign customers - related parties (see note 9.a.2)	4,086	4,400
	4,335,922	3,813,350
(-) Allowance for expected credit losses	(374,311)	(374,355)
Total	3,961,611	3,438,995
Current	3,888,441	3,375,246
Non-current	73,170	63,749

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2022	4,335,922	3,502,478	166,846	29,734	100,280	50,939	485,645
12/31/2021	3,813,350	3,131,528	90,024	33,255	24,804	23,903	509,836

The breakdown of allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2022	374,311	21,479	1,808	2,791	2,166	13,307	332,760
12/31/2021	374,355	21,962	1,595	3,049	2,761	14,926	330,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2021	374,355
Additions	40,771
Reversals	(34,865)
Write-offs	(5,950)
Balance as of March 31, 2022	374,311

For more information on the allowance for expected credit losses, see Note 34.d.3.

b. Reseller financing

The composition of reseller financing is comprised as follows:

	03/31/2022	12/31/2021
Reseller financing – Ipiranga	1,198,246	1,183,312
(-)Allowance for expected credit losses	(199,015)	(185,278)
	999,231	998,034
Current	580,129	582,562
Non-current	419,102	415,472

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2022	1,198,246	774,082	9,485	12,303	6,129	54,291	341,956
12/31/2021	1,183,312	770,008	19,260	24,290	14,373	26,685	328,696

The breakdown of the loss allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2022	199,015	10,926	1,347	3,676	1,603	25,008	156,455
12/31/2021	185,278	1,514	6,410	8,697	6,255	9,892	152,510

Movements in allowance for expected credit losses are as follows:

Balance as of December 31, 2021	185,278
Additions	34,869
Reversals	(19,325)
Write-offs	(1,807)
Balance as of March 31, 2022	199,015

For more information about the allowance for expected credit losses, see Note 34.d.3.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

7 Inventories (Consolidated)

The composition of inventories, net of provisions for losses, is as follows:

	03/31/2022	12/31/2021
Fuels, lubricants and greases	3,361,497	3,038,061
Raw materials	332,674	293,242
Liquified petroleum gas (LPG)	150,282	146,070
Consumable materials and other items for resale	151,299	115,275
Purchase for future delivery (1)	223,263	301,992
Properties for resale	23,266	24,132
	4,242,281	3,918,772

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2021	13,078
Additions to net realizable value adjustment	185
Additions of obsolescence and other losses	574
Balance as of March 31, 2022	13,837

8 Recoverable Taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2022	12/31/2021
ICMS (a.1)	896,744	893,206
PIS and COFINS (a.2) (a.3)	1,162,355	1,177,513
Valued-added tax (IVA) of foreign subsidiaries	‐	179
Others	47,961	37,127
Total	2,107,060	2,108,025
Current	1,044,039	1,061,227
Non-current	1,063,021	1,046,798

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 896,744 (R$ 893,206 as of December 31, 2021) recognized, mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary IPP.

The amounts of recoverable ICMS are realized by the taxed operation itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 5 years.

a.2 The recoverable PIS and COFINS is substantially related to:

The balance of PIS and COFINS includes credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 573,934 (R$ 607,373 as of December 31, 2021), as well as credits in the amount of R$ 588,421 (R$ 570,140 as of December 31, 2021) arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

The credit balance of PIS and COFINS is realized through the settlement of own debts in subsequent months or with other debts managed by the Receita Federal and social security for cases that the law allows. Management estimates the realization of these credits within up to 5 years.

b. Recoverable income tax and social contribution

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-incidence of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments (see Note 10.e), with management estimating the realization of these credits within up to 5 years.

	03/31/2022	12/31/2021
IRPJ and CSLL	399,391	447,191
Current	257,517	291,833
Non-current	141,874	155,358

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

9 Related parties

a. Related parties

The balances and transactions between the Company and its subsidiaries with related parties are disclosed below:

a.1 Parent

	03/31/2022
	Assets		Liabilities
	Debentures (1)	Other receivables	Related parties	Other payables	Finance income (expenses)
Ipiranga Produtos de Petróleo S.A.	400,000	60,866	‐	820	11,410
Cia Ultragaz S.A.	‐	9,483	‐	‐	‐
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	5,277	4,522	404	‐
Oxiteno S.A. Indústria e Comércio	‐	7,755	‐	‐	‐
Ultracargo Logística S.A.	‐	2,611	‐	16	‐
Eaí Clube Automobilista S.A.	‐	557	‐	‐	‐
UVC Investimentos Ltda.	‐	6	‐	‐	‐
am/pm Comestíveis Ltda.	‐	108	‐	‐	‐
Iconic Lubrificantes S/A	‐	6	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	‐	‐	180	‐
Others	‐	25	‐	1	‐
Total	400,000	86,694	7,397	1,421	11,410

	12/31/2021				03/31/2021
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Finance income (expenses)
Ipiranga Produtos de Petróleo S.A.	406,787	71,585	‐	1,085	3,931
Cia Ultragaz S.A.	‐	11,060	‐	6,799	‐
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	7,025	4,674	404	‐
Oxiteno S.A. Indústria e Comércio	‐	3,787	‐	2	‐
Ultracargo Logística S.A.	‐	2,798	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	200	‐	‐	‐
UVC Investimentos Ltda.	‐	21	‐	‐	‐
am/pm Comestíveis Ltda.	‐	146	‐	‐	‐
Iconic Lubrificantes S/A	‐	11	‐	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	293	‐	322	‐
Others	‐	‐	‐	1	‐
Total	406,787	96,926	4,674	8,613	3,931

(1) In March 2021 the subsidiary IPP made its nineth private offering in one single series of 400,000 debentures at face value of R$ 1,000.00 (thousand Brazilian Reais) each, nonconvertible into shares, unsecured, with maturity on March 31, 2024 and semiannual interest linked to DI being subscribed the total by the Company.

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	03/31/2022
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	19,335	‐	53,888
União Vopak Armazéns Gerais Ltda.	‐	‐	61	‐	196	‐
Latitude Logística Portuária S.A.	‐	‐	‐	174	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	‐	3	‐	776
Chevron Lubricants Oils S.A. (2)	‐	‐	601	‐	282	‐
Chevron Marine Products (2)	‐	‐	3,485	‐	4,193	‐
Chevron Oronite Brasil LTDA. (2)	‐	‐	‐	34,882	‐	42,202
Chevron Products Company (2)	‐	‐	‐	194,167	‐	207,629
Chevron Belgium NV (2)	‐	‐	‐	511	‐	931
Others (1)	490	635	‐	‐	‐	‐
Total	490	3,510	4,147	249,072	4,671	305,426

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders of and other related parties of the Iconic.

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2021				03/31/2021
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	90,761	‐	120,972
ConectCar Soluções de Mobilidade Eletrônica S.A.	‐	‐	‐	‐	340	38
União Vopak Armazéns Gerais Ltda.	‐	‐	57	‐	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	204	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	319	‐	‐	‐
Chevron Marine Products (2)	‐	‐	3,663	‐	‐	‐
Chevron Oronite Brasil LTDA. (2)	‐	‐	‐	53,378	‐	39,215
Chevron Products Company (2)	‐	‐	‐	158,557	‐	153,060
Chevron Belgium NV (2)	‐	‐	‐	821	‐	1,369
Chevron Petroleum CO Colombia (2)	‐	‐	214	‐	‐	‐
Others (1)	490	659	‐	‐	‐	‐
Total	490	3,534	4,457	303,517	340	314,654

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders of and other related parties of the Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. The operations of ConectCar refer to services provided. In the opinion of the Company’s and its subsidiaries’ management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 17.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. More details about post-employment benefits see Note 21.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	03/31/2022	03/31/2021
Short-term compensation	13,748	10,729
Stock compensation	3,481	3,187
Post-employment benefits	686	617
Total	17,915	14,533

 c. Stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
03/04/2016	66,664	2023	32.72	9,025	(8,631)	394
Balance as of March 31, 2022	66,664			9,025	(8,631)	394

For the quarter ended March 31, 2022 the amortization in the amount of R$ 192 (reversal of R$ 683 in the period ended March 31, 2021 re-presented) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2021	133,332
Shares vested and transferred	(66,668)
Balance as of March 31, 2022	66,664

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	-	2023	38.19	-	-	‐
Restricted	November 8, 2017	2,340	2022	38.19	644	(627)	17
Restricted	April 4, 2018	11,100	2022 to 2023	34.35	1,448	(1,377)	71
Performance	April 4, 2018	5,550	2022 to 2023	34.35	356	(285)	71
Restricted	September 19, 2018	80,000	2024	19.58	1,020	(1,020)	‐
Restricted	September 24, 2018	80,000	2024	18.40	3,170	(1,424)	1,746
Restricted	April 3, 2019	117,018	2022 to 2024	23.25	5,043	(3,947)	1,096
Performance	April 3, 2019	76,932	2022 to 2024	23.25	3,566	(2,394)	1,172
Restricted	September 2, 2019	320,000	2025	16.42	7,247	(3,120)	4,127
Restricted	April 1, 2020	189,195	2023 to 2025	12.53	4,498	(2,389)	2,109
Performance	April 1, 2020	189,195	2023 to 2025	12.53	4,415	(2,306)	2,109
Restricted	September 16, 2020	300,000	2026	23.03	9,530	(2,515)	7,015
Restricted	April 7, 2021	420,571	2024	20.85	16,558	(5,511)	11,047
Performance	April 7, 2021	420,571	2024	20.85	16,558	(5,511)	11,047
Restricted	September 22, 2021	1,000,000	2027	14.17	19,545	(1,900)	17,645
		3,212,472			93,598	(34,326)	59,272

For the quarter ended March 31, 2022, a general and administrative expense in the amount of R$ 5,208 was recognized in relation to the Plan (R$ 3,858 for the period ended March 31, 2021 – re-presented).

Balance as of December 31, 2021	4,415,294
Cancellation of granted shares due to termination of executive employment	(518,586)
Transfers of shares between discontinued operations to continuing operations	(684,236)
Balance as of March 31, 2022	3,212,472

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10              Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	‐	‐	61,470	57,924
Provision for tax, civil and labor risks	‐	‐	170,221	188,236
Provision for post-employment benefits	788	760	74,463	73,335
Provision for differences between cash accrual basis (i)	‐	‐	11,742	24,754
Goodwill	‐	‐	1,192	4,825
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	22,026	18,699
Provision for asset retirement obligation	‐	‐	17,411	16,991
Provision for suppliers	5,921	6,354	84,844	39,364
Provision for profit sharing and bonus	3,005	9,541	19,465	44,876
Leases payable	1,335	1,264	46,740	41,463
Change in fair value of subscription warrants	10,450	10,957	10,450	10,957
Provision for deferred revenue	‐	‐	14,820	15,643
Other provisions	85	85	3,096	2,769
Tax losses and negative basis for social contribution carryforwards (10.d)	55,415	43,441	211,362	148,345
Total	76,999	72,402	749,302	688,181
Offset liability balance	‐	‐	(140,829)	(116,426)
Net balance of deferred taxes assets	76,999	72,402	608,473	571,755
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	‐	‐	402	408
Leases payable	‐	‐	134	138
Provision for differences between cash accrual basis (i)	‐	‐	37,546	19,664
Provision for goodwill	‐	‐	28,676	28,676
Business combination - fair value of assets	‐	‐	65,664	66,079
Other provisions	‐	‐	8,697	1,743
Total	‐	‐	141,119	116,708
Offset asset balance	‐	‐	(140,829)	(116,426)
Net balance of deferred tax liabilities	‐	‐	290	282

(i) Refers, mainly, to the income tax on the exchange variation of the derivative hedging instruments.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2021	72,402	571,473
Deferred IRPJ and CSLL recognized in income for the year	4,597	55,217
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	(18,507)
Balance as of March 31, 2022	76,999	608,183

b. Reconciliation of income and social contribution taxes on the income statement

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
		Re-presented (i)		Re-presented (i)
Income before taxes	94,494	187,775	140,095	300,866
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(32,128)	(63,844)	(47,632)	(102,294)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (ii)	(7,939)	(2,760)	(8,472)	(6,119)
Nontaxable revenues (iii)	9,286	‐	11,344	648
Adjustment to estimated income (iv)	‐	‐	2,733	84
Unrecorded deferred income and social contribution taxes carryforwards deferred (v)	‐	‐	(1,348)	(1,711)
Share of profit (loss) of subsidiaries, joint ventures and associates	44,192	66,923	4,592	(4,127)
Interest on capital	‐	‐	1	1
Other adjustments	‐	(3,153)	(467)	(6,196)
Income and social contribution taxes before tax incentives	13,411	(2,834)	(39,249)	(119,714)
Tax incentives – SUDENE (10.c)	‐	‐	15,992	9,056
Income and social contribution taxes in the income statement	13,411	(2,834)	(23,257)	(110,658)
Current	8,814	‐	(78,474)	(102,787)
Deferred	4,597	(2,834)	55,217	(7,871)
Effective IRPJ and CSLL rates - %	(14,2)	1.5	16.6	36.8

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	For more information on the re-presentation, see Note 4.c.1.
(ii)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(iii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions, as well as recoverable of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary movement (SELIC) in the repetition of undue tax lawsuits.
(iv)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(v)	See Note 10.d.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

 d. Taxes losses carryforwards

As of March 31, 2022, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and negative basis of CSLL, whose annual compensatios are limited to 30% of taxable income in a given tax year, which do not expire.

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2022	12/31/2021
Oil Trading	86,724	53,839
Ultrapar (i)	55,415	43,441
Abastece aí	49,742	41,065
Tequimar Vila do Conde	13,950	9,861
Others	5,531	139
	211,362	148,345

(i) Considers the amount of R$ 3,913 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of March 31, 2022 (R$ 8,510 as of December 31, 2021).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2022	12/31/2021
Integra Frotas	12,556	11,769
Millennium	3,735	3,174
	16,291	14,943

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11 Prepaid expenses (Consolidated)

	03/31/2022	12/31/2021
Rents	48,766	54,327
Advertising and publicity	52,556	28,410
Insurance premiums	35,062	26,917
Software maintenance	33,389	19,863
Employee benefits	7,902	8,362
IPVA and IPTU	6,648	1,553
Contribution - private pension fund (see Note 21.a)	21,352	19,831
Other prepaid expenses	10,225	10,129
	215,900	169,392
Current	148,984	98,024
Non-current	66,916	71,368

12 Contractual assets with customers - exclusive rights (Consolidated)

Refers to exclusive rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. As of March 31, 2022, the contracts had a weighted average amortization term of five years.

Balances and changes are shown below:

Balance as of December 31, 2021	2,079,226
Additions	178,573
Amortization	(88,751)
Transfer	(25,200)
Balance as of March 31, 2022	2,143,848
Current	573,704
Non-current	1,570,144

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13 Investments in subsidiaries, joint ventures and associates, net

The table belows presents the positions of equity and profit (loss) for the period by company:

				Parent
	Equity	Profit (loss) for the period	Interest in share capital - %	Investment		Profit (loss) for the period
				03/31/2022	12/31/2021	03/31/2022	03/31/2021
Subsidiaries
Ultracargo - Operações Logísticas e Participações Ltda.	1,462,442	47,110	100	1,462,442	1,474,889	47,110	50,194
Ipiranga Produtos de Petróleo S.A. (i)	6,683,416	111,825	100	6,683,416	6,662,244	111,825	219,108
Ultrapar International S.A.	(48)	(21,774)	100	(48)	(14,199)	(21,773)	(61,629)
UVC	36,985	(1,966)	100	36,985	36,491	(1,966)	(2,041)
Centro de Conveniências Millennium Ltda. (ii)	12,730	(1,647)	100	12,730	9,328	(1,647)	(345)
Eaí Clube Automobilista S.A.	70,692	(16,406)	100	70,692	78,896	(16,406)	(9,387)
Joint ventures
Química da Bahia Indústria e Comércio S.A. (iii)	7,056	‐	50	3,528	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	85,752	38,111	33	28,473	16,622	12,654	751
Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A.	(35,823)	541	33	(11,895)	(12,074)	180	180
Total investments in the Parent				8,286,371	8,266,396	129,977	196,831
Total provision for negative equity of the Parent				(48)	(14,199)	‐	‐

The percentages in the table above are rounded.

(i)	Balances are presented net of the effects of discontinued operations. For more details, see Note 4.
(ii)	Balances are accounted for under the equity method of accounting based on information as of February 28, 2022.
(iii)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, it was an associate of Oxiteno S.A., which was reclassified to assets held for sale.

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

				Consolidated
	Equity	Profit (loss) for the period	Interest in share capital - %	Investment		Profit (loss) for the period
				03/31/2022	12/31/2021	03/31/2022	03/31/2021
Joint ventures							Re-presented
União Vopak – Armazéns Gerais Ltda (1)	15,636	(1,036)	50	7,818	8,336	(518)	476
Refinaria de Petróleo Riograndense S.A. (2)	85,752	38,111	33	28,473	16,622	12,654	751
ConectCar Soluções de Mobilidade Eletrônica S.A. (3)	‐	‐	‐	‐	‐	‐	(7,030)
Latitude Logística Portuária S.A (4)	20,661	708	50	10,331	9,978	354	(6,273)
Navegantes Logística Portuária S.A (4)	64,184	(2,682)	33	21,395	22,289	(894)	(544)
Nordeste Logística I S.A. (4)	13,551	2,301	33	4,517	2,416	767	(37)
Nordeste Logística II S.A. (4)	40,839	(429)	33	13,613	13,256	(143)	(42)
Nordeste Logística III S.A (4)	35,161	(40)	33	11,720	10,566	(13)	(47)
Química da Bahia Indústria e Comércio S.A. (i)	7,056	-	50	3,528	3,528	-	-
Associates
Transportadora Sulbrasileira de Gás S.A. (5)	17,295	4,483	25	4,324	3,204	1,121	439
Metalúrgica Plus S.A. (6)	(238)	(81)	33	(79)	(53)	(27)	(26)
Plenogás Distribuidora de Gás S.A. (6)	1,548	57	33	516	497	19	16
Other investments	‐	‐	‐	28	28	‐	‐
Negative equity from joint ventures
Refinaria de Petróleo Riograndense S.A. (2)	(35,823)	541	33	(11,895)	(12,074)	180	180
Total investment in Consolidated				94,368	78,593	13,500	(12,137)
Total provision for negative equity in the Consolidated				(79)	‐	‐	‐

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, it was an associate of Oxiteno S.A., which was reclassified to assets held for sale.

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP held an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal. On June 25, 2021, the sale of ConectCar to Porto Seguro S.A., through its subsidiary Portoseg S.A. – Crédito, Financiamento e Investimento, was announced. The transactions was completed on October 1, 2021. The sale value of the 50% interest in the subsidiary IPP was R$ 165 million, and, after adjustments resulting from changes in working capital and net debt position, totaled R$ 158 million.
(4)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”) (see Note 35.c).
(5)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(6)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG. Currently, the associates have their operational activity suspended.

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021	8,261,848	4,548	8,266,396	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	117,143	12,834	129,977	12,387	1,113	13,500
Dividends	(60,000)	‐	(60,000)	‐	‐	‐
Equity instrument granted	2,081	‐	2,081	‐	‐	‐
Other comprehensive income	(164)	(804)	(968)	(804)	‐	(804)
Capital increase in cash	15,708	‐	15,708	3,000	‐	3,000
Shareholder transaction - changes of investments	‐	3,528	3,528	‐	‐	‐
Transfer to provision for negative equity	(14,247)	‐	(14,247)	‐	‐	‐
Transactions with discontinued operations	(56,152)	‐	(56,152)	‐	‐	‐
Balance as of March 31, 2022	8,266,217	20,106	8,286,323	85,972	8,317	94,289

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2020	10,530,177	‐	10,530,177	139,100	25,616	164,716
Share of profit (loss) of subsidiaries and joint ventures from continuing operations	828,150	822	828,972	(18,068)	434	(17,634)
Share of profit (loss) of subsidiaries and joint ventures from discontinued operations	65,264	‐	65,264	‐	48	48
Dividends	(692,976)	‐	(692,976)	‐	(998)	(998)
Equity instrument granted	3,631	‐	3,631	‐	‐	‐
Other comprehensive income	7,352	99	7,451	99	‐	99
Translation adjustments of foreign subsidiaries	73,049	‐	73,049	‐	‐	‐
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	29,273	5,723	34,996	5,723	‐	5,723
Capital increase in cash	119,156	‐	119,156	30,697	‐	30,697
Capital decrease	‐	‐	‐	(5,001)	(1,500)	(6,501)
Shareholder transactions - changes of investments	‐	‐	‐	(966)	‐	(966)
Write-off of investment	‐	‐	‐	(78,099)	‐	(78,099)
Transfer to (from) provision for negative equity	(19,499)	(2,096)	(21,595)	(2,096)	‐	(2,096)
Reclassification to assets held for sale (i)	(2,681,729)	‐	(2,681,729)	‐	(16,396)	(16,396)
Balance as of December 31, 2021	8,261,848	4,548	8,266,396	71,389	7,204	78,593

(i)	For further information, see Note 4.c.1

14 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

  Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of December 31, 2021	Additions and remeasurement	Write-offs	Amortization	Balance as of March 31, 2022
Cost:
Real estate	10	1,793,473	134,337	(17,628)	‐	1,910,182
Port areas	20	299,630	11,235	‐	‐	310,865
Vehicles	4	146,173	40,631	(21,601)	‐	165,203
Equipment	6	16,740	559	‐	‐	17,299
Others	20	27,846	‐	‐	‐	27,846
		2,283,862	186,762	(39,229)	‐	2,431,395
Accumulated amortization:
Real estate		(489,470)	‐	15,864	(52,468)	(526,074)
Port areas		(23,526)	‐	‐	(3,613)	(27,139)
Vehicles		(98,867)	‐	19,738	(12,333)	(91,462)
Equipment		(1,834)	‐	‐	(360)	(2,194)
Others		(18,870)	‐	‐	(654)	(19,524)
		(632,567)	‐	35,602	(69,428)	(666,393)
Net amount		1,651,295	186,762	(3,627)	(69,428)	1,765,002

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2021	1,348,311
Interest accrued	29,129
Payments	(106,869)
Additions and remeasurement	187,848
Write-offs	(3,933)
Balance as of March 31, 2022	1,454,486
Current	208,001
Non-current	1,246,485

The future disbursements (installments) not discounted to present value are presented below:

03/31/2022
Up to 1 year	314,981
1 to 2 years	285,993
2 to 3 years	265,374
3 to 4 years	202,625
From 4 to 5 years	168,403
More than 5 years	1,010,090
Total	2,247,466

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rates (% p.a.)
From 1 to 5 years	4.33
From 6 to 10 years	7.64
From 11 to 15 years	8.02
More than 15 years	8.83

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Effects of inflation - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the quarter ended March 31, 2022 are as follows:

Right-of-use assets, net
Nominal base	1,765,002
Inflated base	2,042,880
15.7%
Lease liability
Nominal base	1,454,486
Inflated base	1,732,363
19.1%

Finance expenses
Nominal base	29,129
Inflated base	36,584
25.6%

Amortization expenses
Nominal base	69,428
Inflated base	79,708
14.8%

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15 Property, plant, and equipment (Consolidated)

Balance and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions	Depreciation	Transfers	Write-offs and disposals	Balance as of March 31, 2022
Cost:
Land		610,294	-	‐	-	(2,813)	607,481
Buildings	32	1,486,721	602	‐	13,919	(6,703)	1,494,539
Leasehold improvements	12	1,056,179	8,701	‐	20,980	(994)	1,084,866
Machinery and equipment	12	3,024,577	22,852	‐	27,472	(421)	3,074,480
Automotive fuel/lubricant distribution equipment and facilities	13	3,245,586	17,319	‐	1,658	(24,695)	3,239,868
LPG tanks and bottles	9	840,931	27,184	‐	-	(4,338)	863,777
Vehicles	8	288,239	2,109	‐	2,019	(134)	292,233
Furniture and fixtures	7	168,092	10,475	‐	125	(1,968)	176,724
IT equipment	5	330,375	3,270	‐	331	(1,202)	332,774
Construction in progress		452,248	86,551	‐	(65,940)	(32)	472,827
Advances to suppliers		14,281	1,142	‐	(564)	-	14,859
Imports in progress		181	-	‐	-	-	181
		11,517,704	180,205	‐	‐	(43,300)	11,654,609

	Balance as of December 31, 2021	Additions	Depreciation	Transfers	Write-offs and disposals	Balance as of March 31, 2022
Accumulated depreciation:
Buildings	(585,846)	‐	(10,332)	‐	4,121	(592,057)
Leasehold improvements	(573,553)	‐	(15,126)	‐	883	(587,796)
Machinery and equipment	(1,758,401)	‐	(43,093)	‐	359	(1,801,135)
Automotive fuel/lubricant distribution equipment and facilities	(2,050,533)	‐	(42,531)	‐	23,511	(2,069,553)
LPG tanks and containers	(498,310)	‐	(16,677)	‐	3,128	(511,859)
Vehicles	(133,149)	‐	(5,683)	‐	99	(138,733)
Furniture and fixtures	(112,288)	‐	(3,090)	‐	1,920	(113,458)
IT equipment	(269,534)	‐	(5,900)	‐	1,195	(274,239)
	(5,981,614)	‐	(142,432)	‐	35,216	(6,088,830)
Provision for impairment losses:
Land	(146)	‐	‐	‐	‐	(146)
Leasehold improvements	(18)	‐	‐	‐	‐	(18)
Machinery and equipment	(1,289)	‐	‐	‐	‐	(1,289)
Automotive fuel/lubricant distribuiton equipment and facilities	(46)	‐	‐	‐	6	(40)
	(1,499)	‐	‐	‐	6	(1,493)
Net amount	5,534,591	180,205	(142,432)	‐	(8,078)	5,564,286

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16 Intangible assets (consolidated)

Balance and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2021	Additions	Amortization	Write-offs and disposals	Exchange rate variation	Balance as of March 31, 2022
Cost:
Goodwill (a)		818,096	‐	‐	‐	‐	818,096
Software	5	1,146,980	34,521	‐	(898)	‐	1,180,603
Distribution rights	16	114,593	‐	‐	‐	‐	114,593
Brands		69,198	‐	‐	‐	(10,451)	58,747
Trademark rights	39	114,792	‐	‐	‐	‐	114,792
Others	10	421	‐	‐	‐	‐	421
Decarbonization credits (CBIO)		‐	201,853	‐	‐	‐	201,853
		2,264,080	236,374	‐	(898)	(10,451)	2,489,105
Accumulated amortization:
Software		(679,402)	‐	(35,283)	766	‐	(713,919)
Goodwill		(101,027)	‐	(257)	‐	‐	(101,284)
Trademark rights		(11,993)	‐	(734)	‐	‐	(12,727)
Others		(402)	‐	‐	‐	‐	(402)
		(792,824)	‐	(36,274)	766	‐	(828,332)
Net amount		1,471,256	236,374	(36,274)	(132)	(10,451)	1,660,773

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	03/31/2022	12/31/2021
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma - impairment (i)	Extrafarma	(661,553)	(661,553)
Extrafarma - net	Extrafarma	‐	‐
Ipiranga (ii)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
		818,096	818,096

(i) For further information, see Note 4.a

(ii) Including R$ 246,163 presented as goodwill at the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets.  In the three-month period ended March 31, 2022, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

17 Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent:

Description	03/31/2022	12/31/2021	Index/Currency	Weighted average financial charges 03/31/2022	Maturity
Brazilian Reais:
Debentures - 6th issuance	1,738,129	1,764,199	DI	105.3%	2023
Total	1,738,129	1,764,199
Current	1,738,129	39,333
Non-current	‐	1,724,866

                    Consolidated:

	03/31/2022	12/31/2021	Index/Currency	Weighted average financial charges 03/31/2022	Maturity
Foreign currency:
Notes in the foreign market (*)	6,722,451	7,821,441	USD	5.3% p.a.	2026 to 2029
Foreign loan (*)	609,927	735,438	USD	4.0% p.a.	2023
Foreign loan (*)	237,850	275,936	US$ + LIBOR (1)	1.0% p.a.	2022
Total in foreign currency	7,570,228	8,832,815
Brazilian Reais:
Debentures – CRA	2,113,997	2,063,788	DI	95.8%	2022 to 2023
Debentures - 6th issuance	1,738,129	1,764,199	DI	105.3%	2023
Debentures – CRA (*)	1,978,953	1,940,237	R$ + IPCA	4.7% p.a.	2024 to 2028
Debentures – Ipiranga	791,270	771,538	DI	105.0%	2022
Debentures - Ultracargo Logística e Tequimar Vila do Conde (*)	467,345	466,061	R$ + IPCA	4.1% p.a.	2028
Banco do Brasil floating rate	205,218	204,813	DI	110.9%	2022
Debentures – Ultracargo Logística (*)	81,999	80,946	R$	6.5% p.a.	2024
Bank Credit Bill	50,000	51,179	R$ + DI	2.0% p.a.	2022
Financial institutions	‐	4,564	R$	‐	2022
FINEP	237	326	R$ + TLP (2)	3.3% p.a.	2022 to 2023
Total in Brazilian Reais	7,427,148	7,347,651
Total in foreign currency and Brazilian Reais	14,997,376	16,180,466
Derivative financial instruments (**)	681,875	197,177
Total	15,679,251	16,377,643
Current	4,998,305	2,866,051
Non-current	10,680,946	13,511,592

(*) These transactions were designated for hedge accounting (see Note 34.h).

(**) Accumulated losses (see Note 34.i).

1)	LIBOR = London Interbank Offered Rate.
2)	TLP (Long-term Interest Rate) = set by the National Monetary Council, TLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2022, TLP was fixed at 6.08% p.a.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans, financing, debentures and hedging instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2021	1,764,199	16,377,643
Interest accrued	44,688	258,985
Principal payment	‐	(4,653)
Interest payment	(70,758)	(127,497)
Monetary and exchange rate variation	‐	(1,285,244)
Change in fair value	‐	(24,681)
Hedge result	‐	484,698
Balance as of March 31, 2022	1,738,129	15,679,251

(i) For further information, see Note 4.c.1

The long-term consolidated debt had the following principal maturity schedule:

	Parent		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
From 1 to 2 years	‐	1,724,866	1,251,417	3,092,734
From 2 to 3 years	‐	‐	799,459	774,904
From 3 to 4 years	‐	‐	278,928	270,401
From 4 to 5 years	‐	‐	2,594,160	3,056,499
More than 5 years	‐	‐	5,756,982	6,317,054
	‐	1,724,866	10,680,946	13,511,592

The transaction costs and issuance premiums associated with debt issuance were added to their  financial liabilities, as shown in Note 17.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2021	Amortization	Balance as of March 31, 2022
Debentures	0.2	54,490	(4,394)	50,096
Notes in the foreign market	0.1	28,018	(1,017)	27,001
Banco do Brasil	0.1	76	(45)	31
Total		82,584	(5,456)	77,128

(i) See Note 3.c.1.

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	13,541	10,221	6,520	6,026	5,892	7,896	50,096
Notes in the foreign market	4,126	4,141	4,133	4,136	3,645	6,820	27,001
Banco do Brasil	31	‐	‐	‐	‐	‐	31
Total	17,698	14,362	10,653	10,162	9,537	14,716	77,128

c. Guarantees

The financing does not have collateral as of March 31, 2022 and December 31, 2021 and has guarantees and promissory notes in the amount of R$ 13,000,452 as of March 31, 2022 (R$ 14,151,506 as of December 31, 2021).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 119,258 as of March 31, 2022 (R$ 118,231 as of December 31, 2021).

The subsidiary IPP issued collateral to financial institutions in connection with the amounts payable by some of their customers to such institutions (vendor financing) as follows:

	IPP
	03/31/2022	12/31/2021
Maximum amount of future payments related to such collateral:	790,110	690,347
Maturity up to	49 months	49 months
Fair value of collateral	10,680	9,923

If the subsidiary IPP is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until March 31, 2022, the subsidiary IPP did not have losses in connection with these collateral arrangements. The fair value of collateral is recognized in current liabilities as “Other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

18 Trade payables (Consolidated)

a. Trade payables

	03/31/2022	12/31/2021
Domestic suppliers	2,612,748	3,010,912
Foreign suppliers	31,427	445,805
Trade payables - related parties (see Note 9.a.2)	232,447	214,178
	2,876,622	3,670,895

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries. These suppliers control almost all the markets for these products in Brazil.

b. Trade payables - reverse factoring

	03/31/2022	12/31/2021
Domestic suppliers - reverse factoring	2,259,291	1,948,033
Trade payables - reverse factoring - related parties (see Note 9.a.2)	16,625	89,339
Foreign suppliers - reverse factoring	171,653	81,687
	2,447,569	2,119,059

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statements of cash flow.

19 Salaries and related charges (Consolidated)

	03/31/2022	12/31/2021
Provisions on salaries	140,979	136,938
Profit sharing, bonus and premium	57,595	132,390
Social charges	66,935	52,739
Others	2,070	8,036
	267,579	330,103

20 Taxes payable (Consolidated)

	03/31/2022	12/31/2021
ICMS	173,812	146,598
IPI	4,796	4,163
PIS and COFINS	8,746	13,667
ISS	45,956	45,533
Others	18,520	19,215
	251,830	229,176

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 21,352 (R$ 19,831 as of December 31, 2021) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 93 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the three-month period ended March 31, 2022, the subsidiaries contributed R$ 3,864 to Ultraprev (R$ 3,184 in the three-month period ended December 31, 2021).

The total number of participating employees as of March 31, 2022 was 4,169 active participants and 416 retired participants. In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of March 31, 2022.

	03/31/2022	12/31/2021
Health and dental care plan (1)	162,657	159,867
Indemnification of FGTS	37,198	38,617
Seniority bonus	3,285	5,570
Life insurance (1)	11,904	11,665
Total	215,044	215,719
Current	21,126	21,082
Non-current	193,918	194,637

(1)  Only IPP, Tropical and Iconic.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

22 Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2021	56,711
Additions (new tanks)	80
Expenditure with tanks removed	(253)
Accretion expense	1,300
Balance as of March 31, 2022	57,838
Current	5,684
Non-current	52,154

23 Provisions and contingent liabilities (Consolidated)

a. Provision for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below shows the breakdown of provisions by nature and its movement:

Provisions	Balance as of December 31, 2021	Additions	Reversals	Payments	Interest	Balance as of March 31, 2022
IRPJ and CSLL (a.1)	552,172	889	‐	‐	8,051	561,112
ICMS (c)	84,155	74	(19,668)	(24,010)	891	41,442
Civil, environmental and regulatory claims (a.2)	108,761	506	(1,231)	(817)	3	107,222
Labor litigation (a.3)	95,460	986	(11,690)	(7,926)	173	77,003
Others	91,637	‐	(28)	‐	213	91,822
Total	932,185	2,455	(32,617)	(32,753)	9,331	878,601
Current	119,942					34,801
Non-current	812,243					843,800

Some of the provisions above involve in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	03/31/2022	12/31/2021
Tax	746,660	731,326
Labor	18,244	48,147
Civil and others	80,697	91,788
	845,601	871,261

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction the subsidiaries made escrow deposits for these liabilities which amounted to R$ 541,335 as of March 31, 2022 (R$ 534,830 as of December 31, 2021). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2  Provision for civil, environmental and regulatory claims

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 107,222 as of March 31, 2022 (R$ 108,761 as of December 31, 2021).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 77,003 as of March 31, 2022 (R$ 95,460 as of December 31, 2021) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss is assessed as by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,433,522 as of March 31, 2022 (R$ 3,310,603 as of December 31, 2021).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,372,792 as of March 31, 2022 (R$ 2,292,465 as of December 31, 2021), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 184,658 as of March 31, 2022 (R$ 178,422 as of December 31, 2021).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,374,294 as of March 31, 2022 (R$ 1,303,383 as of December 31, 2021). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 211,683 as of March 31, 2022 (R$ 209,611 as of December 31, 2021), of which R$ 586 (R$ 15,532 as of December 31, 2021) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 187,426 as of March 31, 2022 (R$ 106,590 as of December 31, 2021); of conditioned fruition of tax incentive in the amount of R$ 184,517 as of March 31, 2022 (R$ 174,039 as of December 31, 2021); of inventory differences in the amount of R$ 328,224 as of March 31, 2022 (R$ 295,163 as of December 31, 2021); and of fiscal equilibrium fund required by States to fruition tax benefits in the amount of R$ 184,517 in March 2022 (R$ 174,039 as of December 31, 2021) and a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 226,611 (R$ 219,218 as of December 31, 2021).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 578,485 as of March 31, 2022 (R$ 578,097 as of December 31, 2021), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 220,726 as of March 31, 2022 (R$ 218,589 as of December 31, 2021), which includes the amount of the income taxes, interest and penalty.

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 805,640 as of March 31, 2022 (R$ 771,695 as of December 31, 2021), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 34,460 as of March 31, 2022 (R$ 34,162 as of December 31, 2021). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 Ultragaz has lawsuits totaling the amount of R$ 240,008 (R$ 233,426 as of December 31, 2021) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 255,090 as of March 31, 2022 (R$ 246,443 as of December 31, 2021).

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the financial statements filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability in the amount of R$ 18,956 (R$ 19,724 as of December 31, 2021) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 related to contingent liabilities, with a balance of R$ 101,267 as of March 31, 2022 (R$ 101,267 as of December 31, 2021). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The value of the provision of the Chevron indemnification in the amount of R$ 18,956 refers to: (i) R$ 16,386 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,275 labor claims; and (iii) R$ 295 civil, regulatory and environmental claims.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

24 Deferred revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	03/31/2022	12/31/2021
Am/pm and Jet Oil franchising upfront fee	23	420
Loyalty program “Km de Vantagens” (a)	3,724	5,205
Total current	3,747	5,625

a. Loyalty programs

The loyalty program called KM de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products in several partners, including the Ipiranga’s service station, was transferred to Abastece Aí (www.abasteceai.com. br). The subsidiary IPP remains a partner in the program, offering cashback to its customers based on the limits negotiated under the terms of the partnership, where, after the customer meet the requirements for the right to the benefit, Abastece aí immediately credits the amount to the customer's virtual wallet and charges IPP, which reimburses Abastece aí and recognizes the same amount as reduction in sales. At the end of each year, the subsidiary IPP assesses the points available to its customers with the potential to become cashback in future years and recognizes such probability as deferred income.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

25 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 24, 2021, August 11, 2021 and February 23, 2022, the Company’s Board of Directors approved the issuance of 70,939, 31,032 and 45,925, respectively, common shares within the authorized capital limit provided by the article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 578,538 shares linked to the subscription warrants – indemnification were canceled and not issued. On March 31, 2022, 3,474,269 shares were retained linked to subscription warrants – indemnification which will be issued or canceled as the final decisions on the lawsuits are determined, the maximum number of shares that can be issued in the future, total R$ 49,161 (R$ 51,296 as of December 31, 2021).

26 Equity

a. Share capital

On March 31, 2022, the subscribed and paid-up capital stock consists of 1,115,151,608 (1,115,107,683 as of December 31, 2021) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares on B3 as of March 31, 2022 was R$ 14.15 (R$ 14.54 as of December 31, 2021).

As of March 31, 2022 there were 50,438,275 common shares outstanding abroad in the form of ADRs (50,374,275 shares as of December 31, 2021).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 9.c).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of March 31, 2022, the amount was of the R$ 488,425 and 24,256,989 common shares (23,756,393 as of December 31, 2021) were held in the Company's treasury, acquired at an average cost of R$ 20.14

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

27 Net revenue from sales and services (Consolidated)

	03/31/2022	03/31/2021
		Re-presented (i)
Gross revenue from sales:
Merchandise	32,510,382	22,926,497
Services rendered and others	284,431	235,835
Sales returns and discounts	(340,866)	(323,055)
Amortization of contractual assets (see Note 12)	(88,751)	(48,214)
Deferred revenue	1,879	1,977
	32,367,075	22,793,040
Sales taxes	(863,784)	(763,284)
Net revenue	31,503,291	22,029,756

(i)	The amounts were re-presented to deconsolidate the balances of the discontinued operations of Extrafarma and Oxiteno. For further information, see Note 4.c.3

28 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
				Re-presented
Raw materials and materials for use and consumption	‐	‐	(29,800,522)	(20,569,518)
Personnel expenses	(46,999)	(39,117)	(402,401)	(379,701)
Freight and storage	‐	‐	(288,703)	(185,994)
Depreciation and amortization	(5,896)	(1,453)	(176,979)	(157,117)
Amortization of right-of-use assets	(1,696)	(1,503)	(69,428)	(64,359)
Advertising and marketing	‐	‐	(20,238)	(24,716)
Services provided by third parties	(21,960)	(23,382)	(108,537)	(76,307)
Other expenses	(7,253)	(7,508)	6,723	(61,329)
Apportionment of SSC/Holding expenses	77,362	72,963	‐	‐
Total	(6,442)	‐	(30,860,085)	(21,519,041)
Classified as:
Cost of products and services sold	‐	‐	(30,033,612)	(20,789,205)
Selling and marketing	‐	‐	(488,271)	(412,280)
General and administrative	(6,442)	‐	(338,202)	(317,556)

Total	(6,442)	‐	(30,860,085)	(21,519,041)

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

29 Gain (loss) on disposal of PP&E and intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. For the quarter ended March 31, 2022, the gain was R$ 25,074 (gain of R$ 8,447 as of March 31, 2021).

30 Other operating income (expenses), net (Consolidated)

	03/31/2022	03/31/2021
		Re-presented
Other operating income:
Commercial partnerships (1)	6,728	4,866
Merchandising (2)	10,657	8,844
Property rental (3)	6,634	6,262
Revenue from miscellaneous services (administrative, commercial and IT services)	37,058	23,265
Contractual fine and gas voucher	3,153	9,341
Others	313	‐
	64,543	52,578
Other operating expenses:
Property rental (3)	(25,998)	(22,061)
Taxes on other operating income (4)	(9,438)	(6,130)
Fines for tax infractions	(1,331)	‐
Decarbonization obligation (5)	(126,306)	(32,640)
Others	(3,790)	(4,196)
	(166,863)	(65,027)
Other operating income (expenses), net	(102,320)	(12,449)

(1) Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers to Ipiranga's income and expenses with property rentals and sublease, especially for establishment of own gas stations, linked to contractual requirements for the preservation of the  brand.

(4) Refers substantially to ICMS, ISS, PIS and COFINS.

(5) Refers to the obligation adopted by RenovaBio to set decarbonization targets for its sector.

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

31 Financial result, net

	Parent		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
				Re-presented (i)
Finance income:
Interest on financial investments	15,162	8,992	41,568	19,542
Interest from customers	‐	‐	35,172	27,632
Changes in subscription warrants (see Note 25)	1,492	9,364	1,492	9,364
Selic interest on PIS/COFINS credits	1,368	‐	1,368	‐
Changes in provisions and other income	40	43	1,744	3,235
	18,062	18,399	81,344	59,773
Finance expenses:
Interest on loans	‐	(14,008)	(99,971)	(136,821)
Interest on debentures	(45,245)	(9,144)	(193,012)	(24,863)
Interest on leases payable	(817)	(825)	(29,129)	(27,997)
Bank charges, financial transactions tax, and other charges	(1,029)	(465)	(36,082)	(12,533)
Exchange variation, net of gains and losses with hedging instruments	‐	‐	(181,160)	(37,270)
Changes in provisions, net, and other expenses	‐	‐	33,157	(10,285)
	(47,091)	(24,442)	(506,197)	(249,769)
Total	(29,029)	(6,043)	(424,853)	(189,996)

(i) For further details, see Note 4.c.3

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

32 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants – indemnification, as mentioned in Notes 9.c and 25, respectively.

	03/31/2022			03/31/2021- Re-presented (ii)
	Continuing operations	Discontinued operations(i)	Total	Continuing operations	Discontinued operations(i)	Total
Basic earnings per share
Net income for the period of the Company	107,905	344,347	452,252	184,941	(52,778)	132,163
Weighted average number of shares outstanding (in thousands)	1,090,945	1,090,945	1,090,945	1,088,112	1,088,112	1,088,112
Basic earnings per share - R$	0.0989	0.3156	0.4146	0.1700	(0.0485)	0.1215
Diluted earnings per share
Net income for the period of the Company	107,905	344,347	452,252	184,941	(52,778)	132,163
Weighted average number of outstanding shares (in thousands), including dilution effects	1,096,945	1,096,945	1,096,945	1,093,904	1,093,904	1,093,904
Diluted earnings per share - R$	0.0984	0.3139	0.4123	0.1691	(0.0482)	0.1208
Weighted average number of shares (in thousands)
Weighted average of number of shares for basic earnings per share			1,090,945			1,088,112
Dilution effect
Subscription warrants			3,474			3,567
Stock plan			2,526			2,225
Weighted average of number of shares for diluted earnings per share			1,096,945			1,093,904

(i) For further information, see Note 4.c.2

(i) For further information, see Note 4.c.3

Earnings per share were adjusted retrospectively by the issuance of 2,341,416 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 25.

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

33 Segment information

The Company has three relevant business segments: gas distribution, fuel distribution and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments  is stated as follows. For information about the discontinued operations, see Note 4.c.2:

03/31/2022
Income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	28,669,956	2,639,259	197,426	46,699	31,553,340	(50,049)	31,503,291
Transactions with third parties	28,669,942	2,638,564	148,072	46,713	31,503,291	‐	31,503,291
Intersegment transactions	14	695	49,354	(14)	50,049	(50,049)	‐
Cost of products and services sold	(27,629,839)	(2,323,001)	(83,718)	(47,103)	(30,083,661)	50,049	(30,033,612)
Gross profit	1,040,117	316,258	113,708	(404)	1,469,679	‐	1,469,679
Operating income (expenses)
Selling and marketing	(367,427)	(116,794)	(2,259)	(1,791)	(488,271)	‐	(488,271)
Loss allowance (reversion) for expected credit losses	(6,589)	(6,317)	(1,611)	‐	(14,517)	‐	(14,517)
General and administrative	(178,931)	(54,716)	(26,592)	(77,963)	(338,202)	‐	(338,202)
Gain (loss) on disposal of property, plant and equipment and intangibles	25,907	(732)	(96)	(5)	25,074	‐	25,074
Other operating income, net	(110,330)	4,309	(1,252)	4,953	(102,320)	‐	(102,320)
Operating income (loss)	402,747	142,008	81,898	(75,210)	551,443	‐	551,443
Share of profit (loss) of subsidiaries, joint ventures and associates	1,191	(2)	(518)	12,829	13,500	‐	13,500
Operating income before finance income (expenses), and income and social contribution taxes	403,938	142,006	81,380	(62,381)	564,943	‐	564,943
Depreciation of PP&E and amortization of intangible assets	82,416	57,341	23,102	12,873	175,732	-	175,732
Amortization of contractual assets with customers - exclusive rights	88,389	362	‐	‐	88,751	‐	88,751
Amortization of right-of-use assets	44,788	13,412	9,445	1,783	69,428	‐	69,428
Total of depreciation and amortization	215,593	71,115	32,547	14,656	333,911	-	333,911

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

03/31/2021- Re-presented
Income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	19,844,959	2,037,795	172,038	24,393	22,079,185	(49,429)	22,029,756
Transactions with third parties	19,844,927	2,036,802	127,064	20,963	22,029,756	‐	22,029,756
Intersegment transactions	32	993	44,974	3,430	49,429	(49,429)	‐
Cost of products and services sold	(18,947,757)	(1,811,907)	(68,764)	-	(20,828,428)	39,223	(20,789,205)
Gross profit	897,202	225,888	103,274	24,393	1,250,757	(10,206)	1,240,551
Operating income (loss)
Selling and marketing	(304,975)	(92,942)	(2,061)	(12,302)	(412,280)	‐	(412,280)
Loss allowance (reversion) for expected credit losses	(473)	(3,256)	15	‐	(3,714)	‐	(3,714)
General and administrative	(181,704)	(50,472)	(31,688)	(63,898)	(327,762)	10,206	(317,556)
Gain (loss) on disposal of property, plant and equipment and intangibles	5,769	2,626	50	2	8,447	‐	8,447
Other operating income, net	(19,780)	5,591	(843)	2,583	(12,449)	‐	(12,449)

Operating income (loss)	396,039	87,435	68,747	(49,222)	502,999	‐	502,999
Share of profit (loss) of subsidiaries, joint ventures and associates	(6,504)	(10)	476	(6,099)	(12,137)	‐	(12,137)
Operating income before finance income (expenses) and income and social contribution taxes	389,535	87,425	69,223	(55,321)	490,862	‐	490,862
Depreciation of PP&E and amortization of intangible assets	79,222	51,183	18,171	8,541	157,117	‐	157,117
Amortization of contractual assets with customers - exclusive rights	47,802	412	‐	‐	48,214	‐	48,214
Amortization of right-of-use assets	46,408	11,212	5,139	1,600	64,359	‐	64,359
Total of depreciation and amortization	173,432	62,807	23,310	10,141	269,690	‐	269,690

(1)	Includes in the line “General and administrative” and “Revenue on disposal of PP&E and intangibles” the amount of R$ 33,479 in 2022 (R$ 31,432 in 2021) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.
(2)	The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and the subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and equity of joint ventures of ConectCar, until September 30, 2021, and RPR.

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

03/31/2022
Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	85,873	76,109	13,141	849	175,972	‐	175,972
Capitalized interest and other items included in property, plant and equipment and provision for ARO	4,233	‐	‐	‐	4,233	‐	4,233
Acquisition of intangible assets	19,961	4,630	1,077	8,853	34,521	‐	34,521
Payments of contractual assets with customers - exclusive rights	124,747	‐	‐	‐	124,747	‐	124,747
Decarbonization credits (note 16)	201,853	‐	‐	‐	201,853	‐	201,853

03/31/2021- Re-presented
Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	43,346	75,969	90,128	477	209,920	‐	209,920
Capitalized interest and other items included in property, plant and equipment and provision for ARO	1,233	‐	‐	‐	1,233	‐	1,233
Acquisition of intangible assets	13,324	4,071	1,094	7,577	26,066	‐	26,066
Payments of contractual assets with customers - exclusive rights	35,881	‐	‐	‐	35,881	‐	35,881
Decarbonization credits (note 16)	20,825	‐	‐	‐	20,825	‐	20,825

03/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	21,272,503	3,309,378	2,694,813	1,282,559	28,559,253	9,101,138	37,660,391

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2021
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Discontinued operations	Total
Total assets (excluding intersegment transactions)	21,050,793	3,233,736	2,675,453	1,049,458	28,009,440	11,000,917	39,010,357

(3)	The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2022	03/31/2021
		Re-presented (i)
Net revenue from sales and services:
Brazil	31,469,606	21,998,536
Other Latin American countries	17,291	13,906
United States of America and Canada	11,369	7,673
Europe	2,285	7,937
Others	2,740	1,704
Total	31,503,291	22,029,756

(i) For further information, see Note 4.c.3

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

34 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Company’s Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee, (“Committee”), which is composed of the CFO, Treasury Director, Controller and other directors designated by the CFO and who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors standards compliance of the Policy and reports to the Audit and Risk Committee the risks exposure and compliance or noncompliance of the Policy.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s incomes and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Assets and liabilities in foreign currencies

	03/31/2022	12/31/2021
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	456,099	122,242
Foreign trade receivables, net of loss allowance for expected credit losses and advances to foreign customers	3,805	1,324
Other assets	101,886	186,548
Asset exposure from subsidiaries held for sale	2,191,577	3,839,194
	2,753,367	4,149,308

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(7,613,784)	(8,860,833)
Payables arising from imports, net of advances to foreign suppliers	(200,742)	(649,107)
Liabilities exposure of subsidiaries held for sale	(524,790)	(884,402)
	(8,339,316)	(10,394,342)

Foreign currency hedging instruments	4,591,071	2,933,572
Foreign currency hedging instruments from subsidiaries held for sale	‐	1,786,471
Net liability position - total	(994,878)	(1,524,991)

Net (liability) asset position - income statement effect	(360,369)	(498,604)
Net liability position - equity effect from subsidiaries held for sale	(634,509)	(1,026,387)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, future market curves as of March 31, 2022 were used applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement, impacted by the average U.S. dollar of R$ 4.9684 on March 31, 2022.

The table below shows the effects of exchange rate changes on the net liability position of R$ 994,878 in foreign currency as of March 31, 2022:

	Risk	Base Scenario
Income statement effect	Real devaluation	(54,756)
	Net effect	(54,756)

Income statement effect	Real appreciation	54,756
	Net effect	54,756

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 5. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 17.

The Company attempts to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	03/31/2022	12/31/2021
DI
Cash equivalents	5.a	1,642,037	1,943,164
Financial investments	5.b	801,923	1,607,608
Loans and debentures	17	(4,898,614)	(4,855,517)
Liability position of foreign exchange hedging instruments - DI	34.g	(3,474,013)	(2,283,625)
Liability position of fixed interest instruments + IPCA - DI	34.g	(2,362,591)	(2,364,583)
Net liability position in DI		(8,291,258)	(5,952,953)
TLP
Loans – TLP	17	(237)	(326)
Net liability position in TLP		(237)	(326)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	34.g	236,920	279,047
Loans – LIBOR	17	(237,850)	(275,936)
Net liability position in LIBOR		(930)	3,111
Total net liability position exposed to floating interest		(8,292,425)	(5,950,168)

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest risks, on March 31, 2022, the Company used the market curves of the benchmark indexes (DI, TLP, LIBOR and SELIC) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		03/31/2022
Exposure to interest rate risk	Risk	Base Scenario
Interest effect on cash equivalents and financial investments	Increase in DI	10,117
Interest effect on debt in DI	Increase in DI	(31,533)
Effect on income of short positions in DI of debt hedging instruments	Increase in DI	(33,038)
Incremental expenses		(54,454)
Interest effect on debt in TLP	Increase in TLP	(14)
Incremental expenses		(14)
Interest effect on debt in LIBOR	Increase in LIBOR	799
Interest effect on debt in LIBOR	Increase in LIBOR	(799)
Incremental expenses		‐

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 5), and trade receivables (see Note 6).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	03/31/2022	12/31/2021
AAA	3,041,199	3,606,000
AA	663,952	740,879
A	41,228	116,594
Total	3,746,379	4,463,473

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees do not influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following loss allowance for expected credit losses balances on trade receivables:

	03/31/2022	12/31/2021
Ipiranga	429,134	422,542
Ultragaz	141,058	135,565
Ultracargo	3,134	1,526
Total	573,326	559,633

The table below presents information about credit risk exposure, resulting from the additions of the balances of trade receivables and reseller financing:

	03/31/2022			12/31/2021
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.8%	4,276,560	32,405	0.6%	3,901,536	23,476
less than 30 days	1.8%	176,331	3,155	7.3%	109,284	8,005
31-60 days	15.4%	42,037	6,467	20.4%	57,545	11,746
61-90 days	3.5%	106,409	3,769	23.0%	39,177	9,016
91-180 days	36.4%	105,230	38,315	49.1%	50,588	24,818
more than 180 days	59.1%	827,601	489,215	57.5%	838,532	482,572

		5,534,168	573,326		4,996,662	559,633

The information about loss allowance for expected credit losses balances by geographic area are as follows:

	03/31/2022	12/31/2021
Brazil	572,883	559,532
United States of America and Canada	103	3
Other Latin American countries	194	15
Europe	94	66
Others	52	17
	573,326	559,633

For more information on the loss allowance for expected credit losses, see Notes 6.a and 6.b.

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others. These products are trade on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the positions of hedging financial instruments to hedge commodity price risk as of March 31, 2022 and December 31, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value (R$ thousands)
	Position	Product	Maturity	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Term	Sold	Heating Oil	Apr-22	203,027	167,255	199,303	103,148	90,635	2,269
Term	Sold	RBOB	Apr-22	11,606	29,413	9,840	17,112	849	(967)
								91,484	1,302

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 5,225,799 (for quantitative information, see Note 17). Furthermore, the investment plan carried out on March 31, 2022 totaled R$ 304,455. As at March 31, 2022, the Company and its subsidiaries had R$ 3,189,099 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 5).

The table below presents a summary of financial liabilities and leases payable as of March 31, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	18,992,306	5,225,799	3,167,358	3,936,701	6,662,448
Derivative instruments (3)	1,772,674	657,289	468,691	363,653	283,041
Trade payables	5,324,191	5,324,191	‐	‐	‐
Leases payable	2,247,466	314,981	551,367	371,028	1,010,090

(1)	To calculate the estimated interest on loans, it was estimated based on the US dollar futures contracts and on the future curves of the DI x Pre and DI x IPCA contracts, quoted on B3 on December 31, 2021, and on the future curve LIBOR (ICE – Intercontinental Exchange)
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The hedging instruments were estimated based on projected U.S. dollar futures contracts and the future curves of DI x prefixed rate and DI x IPCA contracts quoted on B3 on December 31, 2021 and on the futures curve of LIBOR (ICE - Intercontinental Exchange ) and commodities heating oil contracts quoted on the New York Mercantile Exchange (“NYMEX”) on December 31, 2021. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 5) and loans, including debentures (see Note 17). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments entered by the Company and its subsidiaries. As of March 31, 2022, the Company and its subsidiaries had a provision for income tax for derivative instruments of R$ 78,641 (R$ 87,606 as of December 31, 2021):

Derivative designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			03/31/2022	12/31/2021	03/31/2022	12/31/2021
Foreign exchange swap	Financing	USD + 4.65%	104.87% of DI	Sept-23	34.h.1	USD 125,000	USD 125,000	96,026	212,510
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	105.00% of DI	Jun-22	34.h.1	USD 50,000	USD 50,000	71,314	109,332
Interest rate swap	Financing	4.59% + IPCA	102.00% of DI	Sept-28	34.h.1	R$ 2,226,054	R$ 2,226,054	205,469	166,468
Interest rate swap	Financing	6.47%	99.94% of DI	Nov-24	34.h.1	R$ 90,000	R$ 90,000	(10,696)	(9,044)
Term	Firm commitments	BRL	Heating Oil/ RBOB	Apr-22	34.h.1	USD 209.143	USD 120.260	91,484	1,302
NDF	Firm commitments	BRL	USD	Apr-22	34.h.1	USD 212.418	USD 68.361	12,500	5,702
								466,097	486,270

Detivative not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		03/31/2022	12/31/2021	03/31/2022	12/31/2021
Foreign exchange swap	Financing	USD + 0.00%	52.5% CDI	Jun-29	USD 300,000	-	261,645	-
NDF	Firm commitments	USD	BRL	Aug-22	USD 566,348	USD 681,846	(359,749)	3,463
Interest rate swap	Financing	USD + 5.25%	CDI – 1.49%	Jun-29	USD 300,000	USD 300,000	(279,297)	(126,752)
							(377,401)	(123,289)

¹ Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2022	12/31/2021
Notional amount – US$	175,000	175,000
Result of hedging instruments - gain/(loss) - R$	(165,975)	21,812
Fair value adjustment of debt - R$	7,835	47,064
Finance expense of the debt - R$	140,602	(105,059)
Average effective cost - DI %	104.9	104.9

For more information, see Note 17.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2022	12/31/2021
Notional amount – R$	2,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	14,803	(17,922)
Fair value adjustment of debt - R$	(90,147)	166,374
Finance expense of the debt - R$	20,245	(245,710)
Average effective cost - DI %	102.0	102.0

For more information, see Note 17.

In thousands, except the DI %	03/31/2022	12/31/2021
Notional amount – R$	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	(1,652)	(10,088)
Fair value adjustment of debt - R$	389	11,756
Finance expense of the debt - R$	(5,331)	(5,914)
Average effective cost - DI %	99.9	99.9

For more information, see Note 17.

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	03/31/2022	12/31/2021
Notional amount – US$	421,561	188,621
Result of hedging instruments - gain/(loss) - R$	(318,664)	(129,670)
Fair value adjustment of inventories - R$	60,216	(4,352)

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge for protection against variations arising from exchange rate changes, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions.

As of March 31, 2022, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 366,430 (US$ 386,787 as of December 31, 2021). An unrealized gain was recognized in “Other comprehensive income” in the amount of R$ 235,452 as of March 31, 2022 (gain of R$ 121,506 as of March 31, 2021), net of deferred IRPJ and CSLL. The impacts and balances of cash flow hedge are recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operation”.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

As of March 31, 2022 the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities that have a functional currency other than the Brazilian Real totaled US$ 95,000 (US$ 95,000 as of December 31, 2021), and a gain was recognized in “Other comprehensive income” in the amount of R$ 52,837 as of March 31, 2022 (loss of R$ 31,388 as of March 31, 2021), net of deferred income and social contribution taxes. The effects of exchange rate variation on investments and notes in the foreign market were offset in equity. The impacts and balances of net investments hedge in foreign entities are recognized at Oxiteno, and presented as “Held for sale” and “Discontinued operation”.

i. Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized, which affected the equity and the statement of profit or loss of the Company and its subsidiaries:

	03/31/2022		03/31/2021	12/31/2021
	Profit or loss	Equity	Profit or loss	Equity
a - Currency swaps receivable in U.S. dollars (i) and (ii) in commodities	(239,124)	‐	(115,516)	-
b - Interest rate swaps in R$ (iii)	(61,692)	‐	45,740	-
c - Non-derivative financial instruments (iv)	(23,225)	(465,395)	(578,734)	(753,655)
Total	(324,041)	(465,395)	(648,510)	(753,655)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the effect of designation of foreign exchange hedging.
(iii)	Considers the effect of designation of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for more information see Note 17).

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

			03/31/2022		12/31/2021
	Category		Carrying	Fair	Carrying	Fair
		Note	value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and banks	Measured at amortized cost	4.a	608,484	608,484	334,547	334,547
Fixed-income securities in local currency	Measured at fair value through other comprehensive income	4.a	1,642,037	1,642,037	1,943,164	1,943,164
Fixed-income securities in foreign currency	Measured at fair value through profit or loss	4.a	2,005	2,005	2,363	2,363
Financial investments
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	801,923	801,923	1,607,608	1,607,608
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	‐	‐	103,239	103,239
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	691,930	691,930	472,552	472,552
Trade receivables	Measured at amortized cost	6.a	4,335,922	4,312,460	3,438,995	3,367,012
Reseller financing	Measured at amortized cost	6.b	999,231	999,218	998,034	992,359
Total			9,081,532	9,058,057	8,900,502	8,822,844
Financial liabilities:
Financing	Measured at fair value through profit or loss	17	847,777	847,777	1,011,374	1,011,374
Financing	Measured at amortized cost	17	6,977,906	7,091,400	8,082,323	8,380,088
Debentures	Measured at amortized cost	17	4,643,396	4,587,896	4,599,525	4,529,439
Debentures	Measured at fair value through profit or loss	17	2,528,297	2,528,297	2,487,244	2,487,244
Leases payable	Measured at amortized cost	14	1,454,486	1,454,486	1,348,311	1,348,311
Currency and interest-rate hedging and commodities instruments	Measured at fair value through profit or loss	17	681,875	681,876	197,177	197,177
Trade payables	Measured at amortized cost	18	5,324,191	5,282,560	5,789,954	5,727,724
Subscription warrants - indemnification	Measured at fair value through profit or loss	25	49,161	49,161	51,296	51,296
Total			22,507,089	22,523,453	23,567,204	23,732,653

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and bank deposit balances are identical to their carrying values.
  Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.
  The fair values of trade receivables and trade payables approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.
  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 25).
  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 17).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 5.b), (ii) loans and financing measured at fair value through profit or loss (see Note 17), (iii) guarantees to customers that have vendor arrangements (see Note 17), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	03/31/2022	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	608,484	‐	‐
Fixed-income securities in local currency	Measured at fair value through other comprehensive income	4.a	1,642,037	‐	1,642,037
Fixed-income securities in foreign currency	Measured at fair value through profit or loss	4.a	2,005	2,005	‐
Financial investments
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	801,923	801,923	‐
Foreign exchange, interest rate and commodity hedging instruments	Measured at fair value through profit or loss	4.b	691,930	‐	691,930
Trade receivables	Measured at amortized cost	6.a	4,312,460	‐	‐
Reseller financing	Measured at amortized cost	6.b	999,218	‐	‐
Total			9,058,057
Financial liabilities:
Financing	Measured at fair value through profit or loss	17	847,777	‐	847,777
Financing	Measured at amortized cost	17	7,091,400	‐	‐
Debentures	Measured at amortized cost	17	4,587,896	‐	‐
Debentures	Measured at fair value through profit or loss	17	2,528,297	‐	2,528,297
Leases payable	Measured at amortized cost	14	1,454,486	‐	‐
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	17	681,876	‐	681,876
Trade payables	Measured at amortized cost	18	(5,282,560)	‐	‐
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	25	49,161	‐	49,161
Total			11,958,333

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of foreign exchange hedging instruments as of March 31, 2022, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 8.32 (R$ 10.25 as of December 31, 2021) in the base scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2021, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

03/31/2022	Risk	Base Scenario
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar/Real swaps	Dollar appreciation	1,168,280
(2) Debts/Firm commitments in U.S. dollars		(1,168,266)
(1)+(2)	Net effect in result	14

Currency swaps payable in U.S. dollars
(3) Real/US Dollar Swaps	Dollar devaluation	68,871,966
(4) Gross margin of Ipiranga		(68,871,966)
(3)+(4)	Net effect in result	‐

Cash flow hedge
(1) Cash Flow Hedge	Dollar devaluation	377,417
(2) Debt		(377,417)
(1)+(2)	Net effect in equity	‐

Net investment hedge in foreign entities
(1) Net Investment Hedge	Dollar devaluation	187,716
(2) Debt		(187,716)
(1)+(2)	Net effect in equity	‐

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of March 31, 2022, the Company used the futures curve of the DI x Pre contract quoted on B3 as of March 31, 2022 for each of the swap and debt (hedged item) maturities, to determine the base scenario.

Based on the scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

03/31/2022	Risk	Base Scenario
Interest rate swap (Real) - Debentures - CRA
(1) Fixed rate swap - DI	Fixed rate reduction	(19,706,148)
(2) Fixed rate debt		19,706,148
(1)+(2)	Net effect on profit or loss	‐

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

35 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,222,377 m3	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2022, these rates were R$ 8.37 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.85 per m³ for Itaqui. According to contractual conditions and tolerances, on March 31, 2022, there were no material pending issues regarding the minimum purchase limits of the contract.

b. Area port lease

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area at the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, an investment of approximately R$ 310 million is estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract.

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

36 Events after the reporting period

  Conclusion of the sale of Oxiteno

On August 16, 2021, the Company announced the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. to Indorama. On March 7, 2022, Administrative Council for Economic Defense (CADE) approved the transaction without restrictions. On April 1, 2022, the transaction was closed. The initial payment of US$ 1,150 million (equivalent to R$ 5,448 million)(1), adjusted for changes in working capital and net debt position of US$ 176 million (equivalent to R$ 834 million)(1), resulted in a total initial payment of US$ 1,326 (equivalent to R$ 6,282 million)(1), made on April 1, 2022. This amount is still subject to final adjustments to working capital and net debt. The final payment of US$ 150 million will be made in April 2024. The Company held a 100% interest in Oxiteno S.A.

(1) Amount converted into reais at the exchange rate on the closing date of the transaction (US$ 1.00 to R$ 4.7372).

  Result of tender offers to repurchase notes

On April 7, 2022, the subsidiary Ultrapar International commenced cash tender offers to purchase bonds in the international market (“Repurchase Offers”) of up to US$ 550,003,000.00 (“Initial Aggregate Repurchase Amount”), involving (i) up to the totality of the 5.250% Senior Notes due in 2026 (“Notes 2026”); and (ii) up to the repurchase limit of Notes 2029 of the 5.250% Senior Notes due in 2029 (“Notes 2029”), both issued by Ultrapar International S.A. (“Ultrapar International”) and outstanding in the international market.

The Repurchase Offers together were limited to the Initial Repurchase Value Added, with Ultrapar International had the option to increase the Initial Repurchase Value Added to up to US$ 600,000,000.00 in aggregate principal amount, as described in the Offer documents repurchase. On April, 14 and 18, 2022, the parent Ultrapar International purchased US$ 114,129 (equivalent to R$ 538,210) and US$ 200 (equivalent to R$ 935), respectively, of notes in the foreign market, maturing in October 2026 and April 27, 2022 purchased US$ 485,667 (equivalent to R$ 2,436,446) of notes in the foreign market, maturing in June 2029.

(1) As of the closing date of the transaction, the amount converted into Reais using the exchange rate (US$ 1.00 to R$ 4.7158 on April 14, 2022; US$ 1.00 to R$ 4.6746 on April 18, 2022; US$ 1.00 to R$ 5.0167 on April 27, 2022).

c.  Update on Extrafarma’s sale process

On May 18, 2021, Ultrapar entered into a share purchase and sale agreement for the sale of all shares of Extrafarma to Pague Menos. The completion of this transaction is subject to usual conditions precedent in such deals, including the approval by CADE. On May 7, 2022, CADE’s General Superintendent’s Office recommended the approval of the transaction, contingent on the execution of a Merger Control Agreement (“Acordo em Controle de Concentrações”) between Pague Menos and CADE, whereby Pague Menos shall undertake certain remedial measures to mitigate potential competitive issues arising out of the transaction. The recommendation made by the General’s Superintendent’s Office is now subject to CADE’s Tribunal review, which shall issue a final decision on the matter.

d. Interest on equity

On May 11, 2022, the Company informed that the Board of Directors, at the meeting held today, approved the early payment of interest on equity in the amount of R$ 450,000,000.00, equivalent to R$ 0.41247 per share. With income tax withholding at a rate of 15%, net interest will be R$ 0.35060 per share, except for corporate shareholders that are proven to be immune or exempt. The payment will be made as of August 10, 2022, without remuneration or monetary adjustment, proportionally to the shareholding position of each investor.

The total amount, net of taxes withheld at source, will be deducted from the amount of the minimum mandatory dividend referring to the year of 2022.

The record date that establishes the right to receive the interest on equity will be May 23, 2022 in Brazil, and May 25, 2022 in the United States. Therefore, from May 24, 2022 onwards, the shares will be traded "ex-interest on equity" on both the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

83

São Paulo, May 11, 2022 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and infrastructure through Ipiranga, Ultragaz and Ultracargo, and retail pharmacy with Extrafarma, today announces its results for the first quarter of 2022.

Continuing operations	Net revenues	Recurring Adjusted EBITDA²	Investments
	R$ 32 billion	R$ 873 million	R$ 304 million

Pro forma view¹	Net revenues	Adjusted EBITDA²	Net income	Approved payment of interest on equity
	R$ 34 billion	R$ 1,313 million	R$ 461 million	R$ 450 million

¹ Considers the sum of continuing and discontinued operations

² Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  EBTIDA growth in all the main businesses of the Group.
  Conclusion of the sale of Oxiteno in April. It should be highlighted that the subsequent cash entrance of US$ 1.3 billion will be reflected in the results and balance sheet only in the second quarter of 2022.

  Approval of early payment of R$ 450 million in interest on equity, equivalent to R$ 0.41247/share, as a result of the mandatory dividends for the year of 2022. With income tax withholding at a rate of 15%, net interest will be R$ 0.35060/share, except for corporate shareholders that are immune or exempt.
  Tender offers to purchase US$ 600 million in the international market in April.

  Announcement of the organic investment plan for 2022, totaling R$ 1.7 billion, concentrated mainly in expansion at Ipiranga, Ultracargo and Ultragaz.
  Hosting of Ultra Day 2022.

84

Considerations on the financial and operational information

Ultrapar is in the process of completing the review of its businesses portfolio, seeking greater complementarity and synergies in its operations within the energy and infrastructure sectors in Brazil, through Ipiranga, Ultragaz and Ultracargo, in which it has a solid operational scale and structural competitive advantages, allowing for greater efficiency and value generation potential. The focus of the management and the reduction of leverage are additional benefits of the process. In this context, Ultrapar announced the signing of the sale agreements of Extrafarma and Oxiteno, according to the Material Notices disclosed on May 18, 2021 and August 16, 2021, respectively. The sale of Oxiteno was closed on April 1, 2022, according to the Market Announcement on this date, and the conclusion of the sale of Extrafarma is expected to happen during 2022. Thus, on December 31, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. To allow the comparability with previous periods, in this report, the financial information related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations unless otherwise indicated.

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("quarterly information") for the three months period ended on March 21, 2022, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for quarterly information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA – Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income are presented in accordance to Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA based on net income is shown below:

	Quarter

R$ million	1Q22	1Q21	4Q21

Net income	461.2	137.4	390.4
(+) Income and social contribution taxes	58.9	101.0	26.8
(+) Net financial (income) expenses	358.0	333.7	277.3
(+) Depreciation and amortization	363.1	332.7	362.7
(+) Net effect of the cessation of depreciation	(65.0)	-	-

EBITDA	1,176.1	904.8	1,057.2

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	88.4	47.8	82.4
(+) Amortization of contractual assets with customers - exclusive rights (Ultragaz)	0.4	0.4	0.4
(+) Cash flow hedge from bonds (Oxiteno)	48.1	43.3	47.2

Adjusted EBITDA	1,312.9	996.3	1,187.2

Adjusted EBITDA from continuing operations	898.9	760.5	948.8
Ultragaz	213.1	150.2	222.0
Ultracargo	113.9	92.5	101.2
Ipiranga	619.5	563.0	703.8
Holding, abastece aí and other companies	(50.5)	(47.9)	(82.4)
Eliminations	2.8	2.7	4.1
	-
Adjusted EBITDA from discontinued operations	414.1	235.7	238.5
Oxiteno	396.2	226.9	251.5
Extrafarma	20.6	11.5	(9.0)
Eliminations	(2.8)	(2.7)	(4.1)

Non-recurring items that affected EBITDA
(-) Extemporaneous tax credits (Oxiteno)	(62.4)	-	-
(-) Capital gains ConectCar - results from disposal of assets (Ipiranga)	-	-	(76.5)
(-) Results from disposal of assets (Ipiranga)	(25.9)	(5.8)	(52.0)
(-) Extemporaneous tax credits (Ipiranga)	-	-	(42.2)
(+) Impairment (Extrafarma)	-	-	32.9

Recurring Adjusted EBITDA	1,224.6	990.5	1,049.4

Recurring Adjusted EBITDA from continuing operations	872.9	754.8	778.1
Ultragaz	213.1	150.2	222.0
Ultracargo	113.9	92.5	101.2
Ipiranga	593.6	557.2	533.1
Holding, abastece aí and other companies	(50.5)	(47.9)	(82.4)
Eliminations	2.8	2.7	4.1

Recurring Adjusted EBITDA from discontinued operations	351.7	235.7	271.3
Oxiteno	333.9	226.9	251.5
Extrafarma	20.6	11.5	23.9
Eliminations	(2.8)	(2.7)	(4.1)

85

Ultrapar

Amounts in R$ million	1Q22	1Q21	4Q21	Δ 1Q22 v 1Q21	Δ 1Q22 v 4Q21
Net revenues	34,036	23,950	34,411	42%	(1%)
Adjusted EBITDA	1,313	996	1,187	32%	11%
Recurring Adjusted EBITDA¹	1,225	991	1,049	24%	17%
Recurring Adjusted EBITDA - Continuing operations	873	755	778	16%	12%
Recurring Adjusted EBITDA - Discontinued operations	352	236	271	49%	30%
Depreciation and amortization²	452	381	445	19%	1%
Financial result³	(406)	(377)	(324)	(8%)	(25%)
Net income[4]	461	137	390	236%	18%
Investments[5]	382	294	716	30%	(47%)
Cash flow from operations	(1,183)	128	704	n/a	n/a

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with costumers – exclusive rights

³ Includes the result of the cash flow hedge from bonds

4 As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5, with an effect of R$ 65 million in 1Q22

5 Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo’s terminal in Vila do Conde in 1Q22 and 1Q21, respectively

Net revenues – Total of R$ 34,036 million (+42%), due to the increase in net revenues in all businesses, especially Ipiranga. Compared to 4Q21, the net revenues decreased 1%, due to seasonally lower sales of Ipiranga.

Recurring Adjusted EBITDA – Total of R$ 1,225 million, an increase of 24%, due to higher EBITDA of all the main businesses. Compared to 4Q21, there was an increase of 17%, mainly resulting from higher EBITDA of Oxiteno, Ipiranga and Ultracargo.

Recurring Adjusted EBITDA - Discontinued operations – Total of R$ 352 million, 49% higher than 1Q21, resulting from (i) the increase of Oxiteno’s EBITDA, due to better margins, attenuated by higher expenses, and (ii) the increase of Extrafarma’s EBITDA, due to higher sales and the effect of the cyberattack in 1Q21. Compared to 4Q21, the recurring Adjusted EBITDA from discontinued operations increased by 30%, as a result of the increase in Oxiteno’s EBITDA, due to better margins, partially offset by seasonally lower volumes.

Depreciation and amortization – Total of R$ 452 million, 19% and 1% higher in relation to 1Q21 and 4Q21, respectively, due to investments made during these periods and higher amortization of contractual assets at Ipiranga.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 50 million in the Holding, abastece aí and other companies, comprised of (i) R$ 40 million of negative EBITDA from the Holding, (ii) R$ 20 million of negative EBITDA from abastece aí, due to expenses with personnel and technology, mainly concerning information security and fraud prevention, and (iii) R$ 9 million of positive EBITDA from other companies, due to higher results from Refinaria Riograndense.

Financial result – Ultrapar reported net financial expenses of R$ 406 million in 1Q22, compared to net financial expenses of R$ 377 million in 1Q21, mainly due to the higher CDI rate applied to a larger average net debt during the quarter, attenuated by the lower cost of debt as percentage of CDI and better results of mark-to-market of hedges of the bonds. Compared to 4Q21, a period during which Ultrapar recognized net financial expenses of R$ 324 million, the variation is mainly explained by the same reasons mentioned above.

Net income – Total of R$ 461 million, 236% higher than 1Q21, due to higher EBITDA and the net effect of the cessation of depreciation from discontinued operations, attenuated by the increase in the net financial expenses and higher costs and expenses with depreciation and amortization. Compared to 4Q21, net income increased 18%, due to higher EBITDA and the net effect of the cessation of depreciation from discontinued operations, partially offset by higher net financial expenses.

Cash flow from operations – Consumption of R$ 1,183 million in 1Q22, compared to the generation of R$ 128 million in 1Q21, mainly due to higher investments in working capital in 1Q22, especially due to significant increases in fuel and LPG prices, despite the higher EBITDA.

86

Ultragaz

	1Q22	1Q21	4Q21	Δ 1Q22 v 1Q21	Δ 1Q22 v 4Q21
Total volume (000 tons)	399	406	416	(2%)	(4%)
Bottled	265	274	278	(3%)	(5%)
Bulk	134	132	139	2%	(3%)
Adjusted EBITDA (R$ million)	213	150	222	42%	(4%)
Adjusted EBITDA margin (R$/ton)	534	370	533	44%	0%

Operational performance – The volume sold by Ultragaz in 1Q22 decreased 2% in relation to 1Q21, virtually in-line with a 3% reduction in the bottled segment, due to lower market demand impacted by prices increases. The bulk segment, on the other hand, increased 2%, due to higher sales to industrial, commercial and services segments. Compared to 4Q21, the volume sold decreased 4%, due to the typical seasonality between periods.

Net revenues – Total of R$ 2,639 million (+30%), due to the pass through of higher LPG costs, attenuated by lower sales volume. Compared to 4Q21, net revenues decreased 2%, mainly due to lower sales volume.

Cost of goods sold – Total of R$ 2,323 million (+28%), due to the readjustments of LPG costs carried out by Petrobras, resulting from the increases in the international prices of oil and derivatives, higher freight expenses, reflecting the increases in diesel prices, and production materials due to the impact of inflation. In relation to 4Q21, the cost of goods sold decreased 1%, due to lower sales volume.

Sales, general and administrative expenses – Total of R$ 178 million, growth of 21% in relation to 1Q21, due to higher personnel expenses (mainly collective bargaining agreement and variable compensation, in line with the progression of results), legal process expenses and freight (increase of diesel’s prices). Compared to 4Q21, the sales, general and administrative expenses decreased 2%, due to lower marketing expenses, sales commissions and personnel, attenuated by higher legal process expenses.

Adjusted EBITDA – Total of R$ 213 million (+42%), arising from pass throughs of LPG costs increases, despite lower sales volume and higher expenses.  Compared to 4Q21, Adjusted EBITDA decreased 4%, due to seasonally lower sales volume, attenuated by lower expenses.

Investments – R$ 80 million were invested in this quarter, directed mainly towards the acquisition and replacement of bottles, in equipment installed in new customers in the bulk segment and maintenance at the already existing operations.

87

Ultracargo

	1Q22	1Q21	4Q21	Δ 1Q22 v 1Q21	Δ 1Q22 v 4Q21
Installed capacity¹ (000 m³)	955	843	917	13%	4%
m³ sold (000 m³)	3,220	3,137	3,164	2%	2%
Adjusted EBITDA (R$ million)	114	93	101	23%	13%
Adjusted EBITDA margin (%)	58%	54%	54%	4 p.p.	4 p.p.

 1Monthly average

Operational performance – Ultracargo's average installed capacity increased 13% in relation to 1Q21, as a result of the capacity expansions in Itaqui in the last twelve months and the start-up of operations in Vila do Conde terminal. The m³ sold increased 3%, with higher handling in Itaqui and the start-up of operations in Vila do Conde, attenuated by lower fuel handling in Suape. The m³ sold increased 2% compared to 4Q21, due to the start-up of operations in Vila do Conde terminal, partially offset by lower fuel handling in Santos.

Net revenues – Total of R$ 197 million in 1Q22 (+15%), due to contractual readjustments and higher m³ sold mostly coming from Itaqui and Vila do Conde. In relation to 4Q21, net revenues increased 5%, due to contractual readjustments and the start-up of operations in Vila do Conde.

Cost of services provided – Total of R$ 84 million, an increase of 22% in relation to 1Q21, due to an increase in depreciation, resulting from the capacity expansions, and the effects of inflation over personnel, inputs and materials. Compared to 4Q21, the cost of services provided increased 8%, mainly due to higher depreciation resulting from the start-up of operations in Vila do Conde.

Sales, general and administrative expenses – Total of R$ 30 million (-10%), due to lower personnel and information technology expenses. Compared to 4Q21, sales, general and administrative expenses decreased 16%, as a result of lower expenses with personnel, information technology and corporate consultancy.

Adjusted EBITDA – Ultracargo reached a record level EBITDA of R$ 114 million (+23%), due to capacity expansions with profitability gains, contractual readjustments and lower expenses. Compared to 4Q21, EBITDA was 13% higher, due to the same reasons mentioned above.

Investments – Investments in the period amounted to R$ 47 million, directed towards the payment of the grant on the new terminal in Vila do Conde (state of Pará) and for efficiency gain projects, maintenance and operational safety of the terminals.

88

Ipiranga

	1Q22	1Q21	4Q21	Δ 1Q22 v 1Q21	Δ 1Q22 v 4Q21
Total volume (000 m³)	5,375	5,367	5,670	0%	(5%)
Diesel	2,804	2,751	2,909	2%	(4%)
Otto cycle	2,463	2,501	2,656	(2%)	(7%)
Others¹	107	115	105	(7%)	2%
Adjusted EBITDA (R$ million)	620	563	704	10%	(12%)
Capital gain – ConectCar’s sale	-	-	76	-	-
Results from disposal of assets	26	6	52	-	(50%)
Extemporaneous tax credits	-	-	42	-	-
Recurring Adjusted EBITDA (R$ million)	594	557	533	7%	11%
Recurring Adjusted EBITDA margin (R$/m³)	110	104	94	6%	17%

 ¹ Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – The volume sold by Ipiranga remained stable in relative to 1Q21, with a reduction of 2% in the Otto cycle, with a greater share of gasoline at the expense of ethanol in the product mix, while diesel increased 2%. Compared to 4Q21, the volume was 5% lower, as a result of a reduction of 7% in the Otto cycle and 4% in diesel, mainly due to the typical seasonality between the periods.

Net revenues – Total of R$ 28,670 million (+44%), due to the pass-throughs of higher oil derivatives and ethanol costs. Compared to 4Q21, net revenues decreased 1%, due to lower sales volumes, attenuated by higher average prices of oil derivatives.

Cost of goods sold – Total of R$ 27,630 million (+46%), due to increased costs of oil derivatives and ethanol, arising from the increase in international prices, despite the stable volume. Compared to 4Q21, cost of goods sold decreased 1%, due to lower sales volume, attenuated by higher average prices of oil derivatives.

Sales, general and administrative expenses – Total of R$ 553 million (+14%), resulting from higher expenses with freight (increased diesel price), provision for doubtful accounts and higher expenses with AmPm’s company-operated stores. Compared to 4Q21, the sales, general and administrative expenses decreased 22%, due to lower expenses with contingencies provisions (one-off concentration of R$ 88 million in 4Q21), besides lower marketing expenses.

Other operating results – Total costs of R$ 110 million, a worsening of R$ 91 million in relation to 1Q21, due to costs with CBios in the amount of R$ 126 million in 1Q22 (R$ 94 million higher than 1Q21). Compared to 4Q21, the reduction was R$ 126 million, mainly due to higher costs with CBios of R$ 76 million and the constitution of extemporaneous tax credits from PIS/Cofins in 4Q21, in the amount of R$ 42 million.

Results from disposal of assets – Total of R$ 26 million, an increase of R$ 20 million in relation to 1Q21, mainly due to higher sales of real estate assets. Compared to 4Q21, the reduction was of R$ 103 million, due to capital gain from the sale of ConectCar in the amount of R$ 76 million recorded in 4Q21 and higher results with sales of real estate assets in 4Q21.

Recurring Adjusted EBITDA – Total of R$ 594 million (+7%), mainly due to margins recovery, attenuated by higher expenses. Compared to 4Q21, the EBITDA growth was 11%, due to margins recovery and lower expenses, attenuated by lower sales volume and higher expenses with CBios.

Investments – R$ 168 million were invested, directed to the expansion and maintenance of Ipiranga’s services stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 76 million refers to additions to fixed and intangible assets and R$ 125 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 33 million of installments from the financed sale of real estate assets, net of financings granted to customers.

89

Indebtedness (R$ million)

Ultrapar consolidated	1Q22	1Q21	4Q21
Gross debt	(15,783)	(18,606)	(16,619)
Cash and cash equivalents	4,223	8,501	6,690
Net debt (ex-IFRS 16)	(11,560)	(10,105)	(9,929)
Leases payable	(1,864)	(1,794)	(1,762)
Net debt	(13,424)	(11,899)	(11,691)
Net debt/LTM Adjusted EBITDA¹	3.1x	3.3x	2.9x
Average cost of debt	97% DI	212% DI	97% DI
	DI - 0.3%	DI + 2.3%	DI - 0.2%
Average cash yield (% DI)	71%	82%	81%
Average debt duration (years)	4.3	4.6	4.6

¹ LTM Adjusted EBITDA does not include Extrafarma’s impairment of R$ 428 million (R$ 395 million registered in 2Q21 and R$ 33 million in 4Q21) and capital gain from the sale of Conectar of R$ 76 milllion registered in 4Q21 for both 4Q21 and 1Q22

Ultrapar ended 1Q22 with net financial debt of R$ 11.6 billion, composed of a gross indebtedness of R$ 15.8 billion, and cash position of R$ 4.2 billion. Considering the leases payable (IFRS 16) of R$ 1.9 billion, the total net debt was R$ 13.4 billion (3.1x LTM Adjusted EBITDA) compared to R$ 11.7 billion on December 31, 2021 (2.9x LTM Adjusted EBITDA). The increase in the net debt in comparison to the position at the end of 4Q21 is mainly due to the consumption of operating cash in working capital in 1Q22, the payment of dividends in March 2022 and the deterioration of the financial result. The increase in financial leverage results from the increase in net debt, due to the reasons explained above, attenuated by higher LTM Adjusted EBITDA.

Maturity profile and debt breakdown:

90

Updates on ESG themes

In March 2022, Ultrapar was awarded with the seal Women on Board (WOB), an independent initiative sponsored by UN Women, for the female representation in its Board of Directors (2021-2023). In addition, Ultrapar promoted an internal event with the Company's female leadership, with the board directors Ana Paula Vescovi and Flávia Buarque de Almeida attending.

Ultrapar’s 2021 Integrated Report was released in April 2022. It adopted the GRI and IIRC methodologies, SASB indicators, and was externally audited by KPMG (click here to access the file).

In April 2022, the proposal of global compensation to the Company's executives was approved for the year, which contemplates ESG goals for executives in their variable compensation and strengthens the governance over the long-term compensation process as it includes a malus arrangement section in the employment agreements signed with the executives.

In January 2022, Ultragaz donated more than 3 thousand basic food baskets to cities in the states of Minas Gerais and Bahia to help the victims of flood in those regions. Ultragaz also renewed its partnership with the NGOs to support various regional social projects in the areas it is operating in, strengthening its commitments towards the surrounding communities and focusing on children and teenagers. In March, Ultragaz also held three workshops with 88 selected suppliers for the CDP engagement program.

Through the Incentive to Culture Law, Ultracargo sponsored the "Planeta Água em Cena 4" project in Barcarena (state of Pará), focused on promoting environmental education with drama plays and distributing books for children about the topic. The project reached about 1.4 thousand children in schools of the region. Besides that, at the Santos terminal (state of São Paulo), Ultracargo started using a new system for vertically cleaning the tanks, saving almost one thousand liters of water per hour during the tank cleaning. Besides the decrease in water consumption, the new system no longer requires an industrial climber, eliminating the exposure of the employees to heights.

During the first quarter of 2022, Ipiranga joined other companies to sponsor the "Transporte Comercial Net Zero 2050: Caminhos para a Descarbonização do Modal Rodoviário no Brasil" study promoted by the Global Compact Network Brazil. Ipiranga also made donations to the victims of heavy rains in the southern region of Bahia, in Minas Gerais and Rio de Janeiro. The NGOs operating in the region helped distribute more than 2 thousand basic food baskets for Ipiranga.

91

Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 121 million/day in 1Q22 (-38%). Ultrapar’s shares ended the quarter quoted at R$ 14.15 on B3, a depreciation of 3% in the quarter, while the Ibovespa stock index rose by 14%. In NYSE, Ultrapar’s shares increased 15% in 1Q22, while the Dow Jones stock index depreciated 5%. Ultrapar ended 1Q22 with a market cap of R$ 16 billion.

Capital markets	1Q22	1Q21	4Q21
Number of shares (000)	1,115,152	1,115,077	1,115,108
Market capitalization¹ (R$ million)	15,779	23,651	16,214
B3
Average daily trading volume (000 shares)	7,231	6,859	8,425
Average daily financial volume (R$ 000)	102,384	145,258	119,084
Average share price (R$/share)	14.16	21.18	14.13
NYSE
Quantity of ADRs² (000 ADRs)	50,438	49,955	50,374
Average daily trading volume (000 ADRs)	1,299	2,282	1,526
Average daily financial volume (US$ 000)	3,531	8,733	3,850
Average share price (US$/ADRs)	2.72	3.83	2.52
Total
Average daily trading volume (000 shares)	8,531	9,141	9,951
Average daily financial volume (R$ 000)	120,690	193,310	140,623

  ¹ Calculated on the closing share price for the period

  ² 1 ADR = 1 common share

UGPA3 x Ibovespa performance – 1Q22

(Dec 30, 2021 = 100)

92

1Q22 Conference call

Ultrapar will host a conference call for analysts and investors on May 12, 2022 to comment on the Company’s performance in the first quarter of 2022 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 12:00 p.m. (BRT) / 11:00 a.m. (EDT)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 3167603#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 9792937#

93

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 22	Continuing operations¹	Discontinued operations¹	MAR 21	DEC 21	Continuing operations¹	Discontinued operations¹

ASSETS

Cash and cash equivalents	2,701.5	2,252.5	449.0	3,933.2	2,668.1	2,280.1	388.0
Financial investments and hedging instruments	964.5	936.6	27.9	3,553.5	3,150.7	1,804.1	1,346.6
Trade receivables and reseller financing	5,596.7	4,468.6	1,128.1	4,240.8	4,987.5	3,957.8	1,029.7
Inventories	6,445.9	4,242.3	2,203.6	4,491.7	6,168.6	3,918.8	2,249.9
Recoverable taxes	2,000.6	1,301.6	699.0	1,482.7	2,049.8	1,353.1	696.8
Prepaid expenses	191.5	149.0	42.5	162.0	143.0	98.0	45.0
Contractual assets with customers - exclusive rights	573.7	573.7	-	490.9	555.1	555.1	-
Other receivables	93.8	51.6	42.2	61.7	84.3	56.4	27.9
Total Current Assets	18,568.1	13,975.8	4,592.3	18,416.4	19,807.1	14,023.3	5,783.8

Financial investments and hedging instruments	557.3	557.3	-	1,014.4	871.7	379.3	492.4
Trade receivables and reseller financing	492.5	492.3	0.2	468.3	479.4	479.2	0.2
Deferred income and social contribution taxes	1,315.2	608.5	706.7	1,061.4	1,313.7	571.8	742.0
Recoverable taxes	1,604.6	1,204.9	399.8	1,730.7	1,613.8	1,202.2	411.7
Escrow deposits	853.5	845.6	7.9	950.4	879.3	871.3	8.0
Prepaid expenses	74.4	66.9	7.5	59.5	77.8	71.4	6.4
Contractual assets with customers - exclusive rights	1,570.1	1,570.1	-	1,270.6	1,524.2	1,524.2	-
Other receivables	153.5	153.4	0.0	236.4	151.3	151.2	0.1
Investments	113.3	94.4	18.9	169.5	97.8	78.6	19.2
Right to use assets	2,111.5	1,765.0	346.5	2,125.3	2,001.3	1,651.3	350.1
Property, plant and equipment	8,344.8	5,564.3	2,780.5	8,176.1	8,476.5	5,534.6	2,941.9
Intangible assets	1,901.6	1,660.8	240.8	1,792.4	1,716.5	1,471.3	245.3
Total Non-Current Assets	19,092.3	14,583.4	4,508.9	19,054.8	19,203.3	13,986.2	5,217.1

TOTAL ASSETS	37,660.4	28,559.3	9,101.1	37,471.2	39,010.4	28,009.4	11,000.9

LIABILITIES

Loans, financing and hedge derivative financial instruments	1,089.1	985.7	103.3	2,277.9	857.6	618.3	239.3
Debentures	4,012.6	4,012.6	-	971.3	2,247.7	2,247.7	-
Trade payables	6,367.4	5,324.2	1,043.2	4,526.1	7,232.5	5,790.0	1,442.6
Salaries and related charges	426.4	267.6	158.8	384.7	552.9	330.1	222.8
Taxes payable	537.2	331.4	205.8	440.9	507.6	425.5	82.1
Leases payable	287.1	208.0	79.1	263.1	264.8	188.8	76.0
Other payables	383.4	356.4	26.9	354.6	573.8	498.3	75.5
Total Current Liabilities	13,103.2	11,485.9	1,617.2	9,218.6	12,237.1	10,098.8	2,138.3

Loans, financing and hedge derivative financial instruments	7,522.3	7,521.8	0.4	9,329.2	8,675.0	8,672.5	2.4
Debentures	3,159.1	3,159.1	-	6,027.8	4,839.0	4,839.0	-
Provisions for tax, civil and labor risks	893.9	843.8	50.1	859.1	847.8	812.2	35.5
Post-employment benefits	200.4	193.9	6.5	259.0	201.7	194.6	7.1
Leases payable	1,577.3	1,246.5	330.8	1,530.7	1,497.2	1,159.5	337.7
Other payables	216.8	211.6	5.2	284.1	243.3	222.9	20.4
Total Non-Current Liabilities	13,569.9	13,176.8	393.1	18,290.0	16,304.0	15,900.9	403.1

TOTAL LIABILITIES	26,673.1	24,662.7	2,010.4	27,508.6	28,541.1	25,999.7	2,541.4

EQUITY

Share capital	5,171.8	5,171.8	-	5,171.8	5,171.8	5,171.8	-
Reserves	5,467.7	5,467.7	-	5,008.0	5,467.0	5,467.0	-
Treasury shares	(488.4)	(488.4)	-	(489.1)	(488.4)	(488.4)	-
Other	391.3	391.3	-	(107.2)	(83.5)	(83.5)	-
Non-controlling interests in subsidiaries	445.1	445.1	-	379.2	402.3	402.3	-
Total Equity	10,987.3	10,987.3	-	9,962.6	10,469.2	10,469.2	-

TOTAL LIABILITIES AND EQUITY	37,660.4	35,650.0	2,010.4	37,471.2	39,010.4	36,468.9	2,541.4

Cash and financial investments	4,223.3	n/a	n/a	8,501.0	6,690.4	n/a	n/a
Loans and debentures	(15,783.0)	n/a	n/a	(18,606.3)	(16,619.4)	n/a	n/a
Leases payable	(1,864.4)	n/a	n/a	(1,793.8)	(1,762.0)	n/a	n/a
Net Cash (debt)	(13,424.2)	n/a	n/a	(11,899.0)	(11,691.0)	n/a	n/a

Net Cash (debt) ex-IFRS 16	(11,559.8)	n/a	n/a	(10,105.2)	(9,929.0)	n/a	n/a

¹ Since the financial management is unified in the Holding, the individual view of the balance sheet of continuing and discontinued operations does not reflect the reality of the companies (assets and liabilities differ)

94

ULTRAPAR
INCOME STATEMENT

In million of Reais	1Q22	Continuing operations	Discontinued operations	1Q21	Continuing operations	Discontinued operations	4Q21	Continuing operations	Discontinued operations

Net revenues from sales and services	34,036.0	31,503.3	2,532.7	23,950.3	22,029.8	1,920.5	34,411.2	31,904.3	2,506.8
Cost of products and services sold	(31,952.7)	(30,033.6)	(1,919.1)	(22,234.4)	(20,789.2)	(1,445.2)	(32,352.3)	(30,374.2)	(1,978.1)
Gross profit	2,083.3	1,469.7	613.7	1,715.9	1,240.6	475.4	2,058.9	1,530.1	528.7
Operating expenses
Selling and marketing	(755.3)	(502.8)	(252.5)	(658.5)	(416.0)	(242.5)	(846.2)	(567.5)	(278.7)
General and administrative	(457.4)	(338.2)	(119.2)	(468.7)	(317.6)	(151.1)	(636.2)	(483.5)	(152.7)
Other operating income, net	(93.4)	(102.3)	8.9	(12.4)	(12.5)	0.0	21.5	18.4	3.1
Gain (loss) on disposal of property, plant and equipment and intangibles	22.6	25.1	(2.5)	8.1	8.4	(0.4)	125.0	126.3	(1.3)
Impairment	-	-	-	-	-	-	(32.9)	-	(32.9)
Operating income (loss)	799.8	551.4	248.4	584.4	503.0	81.4	690.1	623.9	66.2
Financial result
Financial income	111.7	81.3	30.4	61.6	57.9	3.7	163.3	149.5	13.8
Financial expenses	(469.7)	(506.2)	36.5	(395.2)	(247.9)	(147.3)	(440.5)	(365.3)	(75.2)
Share of profit (loss) of subsidiaries, joint ventures and associates	13.3	13.5	(0.2)	(12.2)	(12.1)	(0.1)	4.4	4.5	(0.1)
Income before income and social contribution taxes	455.1	140.1	315.0	238.4	300.9	(62.4)	417.3	412.6	4.7
Provision for income and social contribution taxes
Current	(290.2)	(94.5)	(195.7)	(118.2)	(111.8)	(6.4)	(154.8)	(163.7)	9.0
Deferred	187.7	55.2	132.5	5.4	(7.9)	13.3	83.3	77.8	5.4
Tax incentives	43.6	16.0	27.6	11.7	9.1	2.7	44.6	15.1	29.6
Net effect of the cessation of depreciation¹	65.0	-	65.0	-	-	-	-	-	-
Net income (loss)	461.2	116.8	344.3	137.4	190.2	(52.8)	390.4	341.7	48.7
Net income attributable to:
Shareholders of the Company	452.3	107.9	344.3	132.2	184.9	(52.8)	380.2	331.5	48.7
Non-controlling interests in subsidiaries	8.9	8.9	-	5.3	5.3	-	10.3	10.3	-
Adjusted EBITDA	1,312.9	898.9	414.1	996.3	760.5	235.7	1,187.2	948.8	238.5
Non-recurring items
Extemporaneous tax credits (Oxiteno)	(62.4)	-	(62.4)	-	-	-	-	-	-
Capital gain from the sale of ConectCar (Ipiranga)	-	-	-	-	-	-	(76.5)	(76.5)	-
Results from disposal of assets (Ipiranga)	(25.9)	(25.9)	-	(5.8)	(5.8)	-	(52.0)	(52.0)	-
Extemporaneous tax credits (Ipiranga)	-	-	-	-	-	-	(42.2)	(42.2)	-
Impairment (Extrafarma)	-	-	-	-	-	-	32.9	-	32.9
Recurring Adjusted EBITDA	1,224.6	872.9	351.7	990.5	754.8	235.7	1,049.4	778.1	271.3
Depreciation and amortization²	451.8	333.9	117.9	380.9	269.7	111.2	445.5	320.3	125.2
Cash flow hedge bonds	48.1	-	48.1	43.3	-	43.3	47.2	-	47.2
Total investments³	382.5	304.5	78.0	293.8	252.9	40.9	716.1	579.7	136.3
Ratios
Earnings per share (R$)	0.41	0.10	0.32	0.12	0.17	(0.05)	0.36	0.31	0.04
Net debt / LTM Adjusted EBITDA[4]	3.07	n/a	n/a	3.31	n/a	n/a	2.88	n/a	n/a
Gross margin (%)	6.1%	4.7%	24.2%	7.2%	5.6%	24.8%	6.0%	4.8%	21.1%
Operating margin (%)	2.3%	1.8%	9.8%	2.4%	2.3%	4.2%	2.0%	2.0%	2.6%
Adjusted EBITDA margin (%)	3.9%	2.9%	16.3%	4.2%	3.5%	12.3%	3.5%	3.0%	9.5%
Recurring Adjusted EBITDA margin (%)	3.6%	2.8%	13.9%	4.1%	3.4%	12.3%	3.0%	2.4%	10.8%
Number of employees	16,643	9,033	7,610	16,304	8,483	7,821	16,442	8,858	7,584

¹ As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5, with an effect of R$ 65 million in 1Q22
² Includes amortization with contractual assets with customers – exclusive rights
³ Includes property, plant and equipment and additions to intangible assets, contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

[4] LTM adjusted EBITDA does not include impairment of Extrafarma and capital gain from the sale of ConectCar for 4Q21 and 1Q22

95

ULTRAPAR
CASH FLOWS

In million of Reais	JAN - MAR 2022	JAN - MAR 2021 Re-presented

Cash flows from operating activities
Net income - continuing operations	116.8	190.2
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	(13.5)	12.1
Amortization of contractual assets with customers - exclusive rights and right-of-use assets	158.2	112.6
Depreciation and amortization	177.5	159.0
Interest and foreign exchange rate variations	181.9	218.1
Current and deferred income and social contribution taxes	23.3	110.7
(Gain) loss on disposal of property, plant and equipment and intangibles	(25.1)	(8.4)
Equity instrument granted	3.9	3.0
Provision for decarbonization - CBios	126.3	32.6
Other provisions and adjustments	(11.0)	(5.3)

	738.3	824.5

(Increase) decrease in assets
Trade receivables and reseller financing	(513.1)	(355.3)
Inventories	(324.3)	(453.2)
Recoverable taxes	(60.7)	(122.8)
Other assets	(14.4)	(49.8)

Increase (decrease) in liabilities
Trade payables	(519.6)	196.3
Salaries and related charges	(62.5)	(36.7)
Tax obligations	22.7	54.7
Other liabilities	(39.7)	(28.3)

CBios acquisition	(201.9)	(20.8)
Payments of contractual assets with customers - exclusive rights	(124.7)	(35.9)
Income and social contribution taxes paid	(85.8)	(80.9)

Net cash provided by (used in) operating activities - continuing operations	(1,185.8)	(108.0)

Net cash provided by (used in) operating activities - discontinued operations	2.7	236.4

Net cash provided by (used in) operating activities	(1,183.1)	128.4

Cash flows from investing activities
Financial investments, net of redemptions	888.6	1,630.7
Acquisition of property, plant and equipment	(210.5)	(236.0)
Proceeds from disposal of investments and assets	33.0	19.8
Capital increase in joint ventures	(3.0)	(15.0)
Transactions with discontinued operations	996.3	-

Net cash provided by (used in) investing activities - continuing operations	1,704.4	1,399.5

Net cash provided by (used in) investing activities - discontinued operations	231.5	47.9

Net cash provided by (used in) investing activities	1,936.0	1,447.4

Cash flows from financing activities
Loans and debentures
Proceeds	-	449.5
Repayments	(4.7)	(0.1)
Interest paid	(233.1)	(45.2)
Payments of leases¹	(106.9)	(95.7)
Dividends paid	(185.4)	(477.4)
Capital increase	21.5	-
Related parties	0.0	(5.1)

Net cash provided by (used in) financing activities - continuing operations	(508.5)	(174.1)

Net cash provided by (used in) financing activities - discontinued operations	(153.9)	(144.6)

Net cash provided by (used in) financing activities	(662.4)	(318.7)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(37.7)	10.9

Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	(19.3)	3.7

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(57.0)	14.6

Increase (decrease) in cash and cash equivalents - continuing operations	(27.5)	1,128.3

Increase (decrease) in cash and cash equivalents - descontinued operations	61.0	143.4

Increase (decrease) in cash and cash equivalents	33.4	1,271.7

Cash and cash equivalents at the beginning of the period	2,668.1	2,661.5

Cash and cash equivalents at the end of the period - continuing operations	2,252.5	3,933.2

Cash and cash equivalents at the end of the period - descontinued operations	449.0	-

Cash and cash equivalents at the end of the period	2,701.5	3,933.2

Transactions without cash effect:

Addition on right to use assets and leases payable	187.8	43.4
Addition on contractual assets with costumers - exclusive rights	53.8	72.2
Reversion fund - private pension	3.1	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.7	1.4

¹ Includes R$ 32 million and R$ 29 million related to the grant of Ultracargo's terminal in Vila do Conde in 1Q22 and 1Q21, respectively

96

ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 22	MAR 21	DEC 21

OPERATING ASSETS
Trade receivables	540.0	398.5	493.8
Non-current trade receivables	29.2	32.0	31.7
Inventories	192.3	158.4	184.8
Taxes	97.5	87.1	87.6
Escrow deposits	208.5	220.3	217.4
Other	81.7	81.9	71.1
Right to use assets	114.2	105.2	92.2
Property, plant and equipment / Intangibles	1,227.4	1,084.2	1,205.3
TOTAL OPERATING ASSETS	2,490.7	2,167.7	2,383.9

OPERATING LIABILITIES
Suppliers	174.2	101.5	154.4
Salaries and related charges	78.0	68.7	87.2
Taxes	18.5	16.0	15.9
Judicial provisions	122.9	129.3	122.2
Leases payable	152.0	144.7	130.3
Other	55.7	68.6	44.9
TOTAL OPERATING LIABILITIES	601.4	528.8	554.9

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q22	1Q21	4Q21

Net revenues	2,639.3	2,037.8	2,681.7
Cost of products sold	(2,323.0)	(1,811.9)	(2,346.3)
Gross profit	316.3	225.9	335.4
Operating expenses
Selling	(123.1)	(96.2)	(129.9)
General and administrative	(54.7)	(50.5)	(51.3)
Other operating income	4.3	5.6	0.7
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.7)	2.6	(0.4)
Operating income (loss)	142.0	87.4	154.4
Share of profit of subsidiaries, joint ventures and associates	(0.0)	0.0	(0.1)
Adjusted EBITDA	213.1	150.2	222.0
Depreciation and amortization¹	71.1	62.8	67.8
Ratios
Gross margin (R$/ton)	793	557	805
Operating margin (R$/ton)	356	216	371
Adjusted EBITDA margin (R$/ton)	534	370	533

Number of employees	3,421	3,445	3,387

¹ Includes amortization with contractual assets with customers - exclusive rights

97

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 22	MAR 21	DEC 21

OPERATING ASSETS
Trade receivables	15.2	30.4	18.3
Inventories	9.0	7.9	8.8
Taxes	15.3	25.6	15.8
Other	20.3	30.8	20.3
Right to use assets	581.2	472.7	491.1
Property, plant and equipment / Intangibles / Investments	1,699.8	1,535.9	1,710.4
TOTAL OPERATING ASSETS	2,340.8	2,103.3	2,264.8

OPERATING LIABILITIES
Suppliers	33.0	43.5	42.1
Salaries and related charges	34.8	34.2	45.9
Taxes	7.2	8.9	7.8
Judicial provisions	10.0	10.2	9.5
Leases payable	505.4	416.7	442.7
Other¹	54.1	69.0	56.7
TOTAL OPERATING LIABILITIES	644.5	582.5	604.6

¹ Includes the long term obligations with clients account
CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q22	1Q21	4Q21

Net revenues	197.4	172.0	187.4
Cost of services provided	(83.7)	(68.8)	(77.7)
Gross profit	113.7	103.3	109.7
Operating expenses
Selling	(3.9)	(2.0)	(2.9)
General and administrative	(26.6)	(31.7)	(33.2)
Other operating income	(1.3)	(0.8)	(0.2)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.1)	0.1	(1.8)
Operating income (loss)	81.9	68.7	71.7

Share of profit of subsidiaries, joint ventures and associates	(0.5)	0.5	(0.1)

Adjusted EBITDA	113.9	92.5	101.2

Depreciation and amortization	32.5	23.3	29.6

Ratios

Gross margin (%)	57.6%	60.0%	58.6%
Operating margin (%)	41.5%	40.0%	38.3%
Adjusted EBITDA margin (%)	57.7%	53.8%	54.0%

Number of employees	853	917	870

98

OXITENO
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 22	MAR 21	DEC 21

OPERATING ASSETS
Trade receivables	1,013.2	869.5	994.2
Inventories	1,655.0	1,238.5	1,671.7
Taxes	774.5	693.4	655.1
Other	65.6	148.1	62.1
Right to use assets	26.4	43.6	31.9
Property, plant and equipment / Intangibles / Investments	2,740.9	2,979.8	2,967.3
TOTAL OPERATING ASSETS	6,275.6	5,972.9	6,382.3

OPERATING LIABILITIES
Suppliers	864.7	984.9	1,219.0
Salaries and related charges	111.9	111.9	176.9
Taxes	64.8	50.3	54.0
Judicial provisions	50.7	33.4	36.1
Leases payable	28.6	48.7	34.5
Other	35.5	56.1	84.1
TOTAL OPERATING LIABILITIES	1,156.2	1,285.2	1,604.6

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q22	1Q21	4Q21

Net revenues	2,039.3	1,436.4	2,012.5
Cost of products sold	(1,580.0)	(1,104.9)	(1,631.4)
Gross profit	459.3	331.5	381.1

Operating expenses
Selling	(105.7)	(100.7)	(133.1)
General and administrative	(93.0)	(122.8)	(131.4)
Other operating income	10.3	1.5	4.1
Gain (loss) on disposal of property, plant and equipment and intangibles	0.4	0.3	(1.1)

Operating income (loss)	271.3	109.8	119.8
Share of profit of subsidiaries, joint ventures and associates	(0.2)	(0.1)	(0.1)
Adjusted EBITDA	396.2	226.9	251.5
Non-recurring items
Extemporaneous tax credits	(62.4)	-	-
Recurring Adjusted EBITDA	333.9	226.9	251.5
Depreciation and amortization	77.1	73.9	84.6
Cash flow hedge from bonds	48.1	43.3	47.2

Ratios

Gross margin (US$/ton)	497	335	357
Operating margin (US$/ton)	293	111	112
Adjusted EBITDA margin (US$/ton)	428	229	236
Recurring Adjusted EBITDA margin (US$/ton)	361	229	236
Number of employees	1,870	1,873	1,871
99

IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 22	MAR 21	DEC 21

OPERATING ASSETS
Trade receivables	3,922.1	2,903.6	3,453.5
Non-current trade receivables	463.1	436.0	447.5
Inventories	4,039.4	2,580.4	3,725.1
Taxes	1,979.5	1,495.9	2,001.3
Contractual assets with customers - exclusive rights	2,140.1	1,756.2	2,075.1
Other	491.4	508.3	485.2
Right to use assets	1,035.5	1,090.0	1,032.2
Property, plant and equipment / Intangibles / Investments	3,978.6	3,572.2	3,765.0

TOTAL OPERATING ASSETS	18,049.6	14,342.6	16,984.9

OPERATING LIABILITIES
Suppliers	5,031.6	3,162.0	5,513.9
Salaries and related charges	111.1	92.8	134.8
Post-employment benefits	207.6	265.0	208.5
Taxes	219.1	242.6	198.0
Judicial provisions	298.9	301.2	358.8
Leases payable	759.0	754.6	735.8
Other	392.9	323.6	292.1
TOTAL OPERATING LIABILITIES	7,020.2	5,141.8	7,442.1

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q22	1Q21	4Q21

Net revenues	28,670.0	19,845.0	29,060.1
Cost of products and services sold	(27,629.8)	(18,947.8)	(28,003.6)
Gross profit	1,040.1	897.2	1,056.5
Operating expenses
Selling	(374.0)	(305.4)	(404.4)
General and administrative	(178.9)	(181.7)	(301.7)
Other operating income	(110.3)	(19.8)	15.5
Gain (loss) on disposal of property, plant and equipment and intangibles	25.9	5.8	128.4
Operating income (loss)	402.7	396.0	494.3
Share of profit of subsidiaries, joint ventures and associates	1.2	(6.5)	0.4
Adjusted EBITDA	619.5	563.0	703.8
Non-recurring items
Capital gain from the sale of ConectCar	-	-	(76.5)
Results from disposal of assets	(25.9)	(5.8)	(52.0)
Extemporaneous tax credits	-	-	(42.2)
Recurring Adjusted EBITDA	593.6	557.2	533.1
Depreciation and amortization¹	215.6	173.4	209.1

Ratios

Gross margin (R$/m³)	194	167	186
Operating margin (R$/m³)	75	74	87
Adjusted EBITDA margin (R$/m³)	115	105	124
Recurring Adjusted EBITDA margin (R$/m³)	110	104	94

Number of service stations	7,131	7,107	7,104

Number of employees	4,064	3,626	4,008

¹ Includes amortization with contractual assets with customers - exclusive rights

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EXTRAFARMA BALANCE SHEET

In million of Reais	MAR 22	MAR 21	DEC 21

OPERATING ASSETS
Trade receivables	115.1	40.7	35.7
Inventories	548.6	506.6	578.2
Taxes	89.8	241.4	77.6
Other	38.7	28.2	30.3
Right to use assets	317.1	378.2	318.2
Property, plant and equipment / Intangibles	221.7	476.5	239.8
TOTAL OPERATING ASSETS	1,330.9	1,671.6	1,279.8

OPERATING LIABILITIES
Suppliers	180.2	184.7	225.5
Salaries and related charges	46.9	42.4	45.8
Taxes	16.1	19.7	15.7
Judicial provisions	2.9	9.6	2.9
Leases payable	381.4	390.5	379.2
Other	13.1	17.8	15.6
TOTAL OPERATING LIABILITIES	640.6	664.6	684.8

INCOME STATEMENT

In million of Reais	1Q22	1Q21	4Q21

Gross revenues	529.0	517.2	527.7
Sales returns, discounts and taxes	(28.3)	(27.4)	(27.9)
Net revenues	500.7	489.8	499.8
Cost of products and services sold	(346.3)	(345.9)	(352.2)
Gross profit	154.4	143.8	147.6
Operating expenses	(169.1)	(167.5)	(161.5)
Other operating income	(1.4)	(1.5)	(1.0)
Gain (loss) on disposal of property, plant and equipment and intangibles	(2.9)	(0.6)	(0.2)
Impairment	-	-	(32.9)
Operating income (loss)	(19.0)	(25.8)	(48.1)

EBITDA	20.6	11.5	(9.0)
Non-recurring items
Impairment	-	-	32.9
Recurring Adjusted EBITDA	20.6	11.5	23.9
Depreciation and amortization	39.6	37.3	39.1
Ratios¹
Gross margin (%)	29.2%	27.8%	28.0%
Operating margin (%)	(3.6%)	(5.0%)	(9.1%)
EBITDA margin (%)	3.9%	2.2%	(1.7%)
Recurring Adjusted EBITDA margin (%)	3.9%	2.2%	4.5%

Number of stores	399	402	399

Number of employees	5,740	5,948	5,713

¹ Calculated based on gross revenues

101

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May 11, 2022, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa; and (vi) in relation to item 1 below, the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz, the directors of Ipiranga Produtos de Petróleo S.A., Mr. Carlos Frederico Resende and Ms. Cristiane Silva Leite and Chief Executive Officer of Imifarma Produtos Farmacêuticos e Cosméticos S.A., Mr. Marcelo Bazzali.

Matters discussed and resolutions:

  After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

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  The members of the Board of Directors approved the fees proposal of Deloitte Touche Tohmatsu Auditores Independentes Ltda. to provide auditing services for the 2022 financial statements, as proposed by the Executive Board and the Company's Audit and Risks Committee.

  “Ad referendum” of the Annual General Shareholders' Meeting that will approve the accounts and the report of the management for this year, and in accordance with the provisions of Law No. 9,249/95 and subsequent amendments, the members of the Board approved, pursuant to article 28, “k”, and article 54, § 2nd, of the Company’s Bylaws, the proposal for payment of interest on equity, in the gross amount of R$ 450,000,000.00 (four hundred and fifty million Reais), corresponding to R$ 0.41247 per share, excluding treasury shares. The total amount, net of withholding taxes, will be deducted from the amount of the minimum mandatory dividend, referring to the year 2022.

The payment will be made as of August 10, 2022, proportionally to the shareholding position of each investor, with withholding of income tax, except for corporate shareholders that are proven to be immune or exempt, each shareholder being entitled to the net amount of R$ 0.35060 per share.

The record dates for the payment of the interest on equity will be May 23, 2022 in Brazil and May 25, 2022 in the United States of America. The Company’s shares will be traded “ex-interest on equity” on B3 S.A. – Brasil, Bolsa e Balcão and on the New York Stock Exchange from and including May 24, 2022 onwards.

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  The Directors approved, pursuant article 28, item “p” of the Company’s Bylaws, the 11th (eleventh) issuance, by Ipiranga Produtos de Petróleo S.A. (“Ipiranga” or “Issuer”), wholly-owned subsidiary of the Company, of debentures, non-convertible into shares, unsecured, with additional personal guarantee, in a single series for private placement to VERT Companhia Securitizadora (“Debentureholder” or “Securitization Company”, “Issuance” and “Debentures”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the Indenture (as defined below):

(a)Total Amount of the Issuance and Quantity of Debentures: Initially, 1,200,000 (one million and two hundred thousand) Debentures will be issued all with unit par value of R$ 1,000.00 (one thousand Reais), on the date of issue, as defined in the Indenture (“Issuance Date”). The amount of Debentures may be reduced, observing the Minimum Amount (as defined below), within the limit of the final demand of the respective Certificates of Agribusiness Receivables (“CRA”) to which the Debentures will be linked, without the need for a General Meeting of Debenture Holders or a new corporate approval by the Issuer and/or the Guarantor, provided that such change is duly formalized before the date of payment, upon the execution of an amendment to the Indenture and compliance with the formalities described therein. The total amount of the Issuance is up to R$ 1,200,000,000.00 (one billion and two hundred million Reais), on the Issuance Date (as defined below), and such amount may be reduced, subject to the Minimum Amount, subject to the Indenture (“Total Issuance Amount”). The amount of Debentures and the Total Issuance Amount may be reduced, considering the Bookbuilding Procedure (as defined below), with the consequent cancellation of unpaid Debentures. Such reduction in the amount of Debentures and the Total Issuance Amount, as applicable, will be formalized by means of an amendment to the Indenture, without the need for additional corporate resolution by the Issuer, approval by the General Meeting of Debenture Holders and/or approval by the General Meeting of CRA Holders, to formalize the number of Debentures effectively subscribed and paid, observing the provisions of the Indenture and the Securitization Term and, also observing the minimum amount equivalent to R$ 1,000,000,000.00 (one billion Reais), corresponding to 1,000,000 (one million) Debentures (“Minimum Amount”);

(b)Binding to the Issuance of CRA: After the subscription of the Debentures, considering the fiduciary regime stablished by the Securitization Company, all amounts due to the Securitization Company as a consequence of the Debentures shall be bound to the single series of the 72nd (seventy-second) issuance of CRA of the Securitization Company, in the scope of securitization of credits of the agribusiness, as provided by Law No. 11,076, of December 30, 2004, Law No. 9,514, of November 20, 1997, as amended, Provisional Measure No. 1,103, of March 15, 2022, while in force (“MP 1,103”), CVM Instruction 400, CVM Instruction 600 or in CVM Resolution 60, of December 23, 2022, (“CVM Resolution 60”) and in terms of the “Securitization Term of Credit Rights of Agribusiness for the issuance of Real Estate Receivable of Agribusiness of the single series of the 72nd Issuance of VERT Companhia Securitizadora Backed by Credits of Agribusiness Due by Ipiranga Produtos de Petróleo S.A." to be entered into between the Securitization Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (“CRA Trustee” and “Securitization Term”, respectively);

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(c)Unit Par Value: The unit par value of the Debentures will be of R$ 1,000.00 (one thousand Reais) in the Issuance Date (“Unit Par Value”);

(d)Adjustment of the Unit Par Value: The Unit Par Value of the Debentures or their balance, as the case may be, shall be monetarily adjusted every month, exponentially and pro rata temporis for Business Days, as of the first Date of Payment (as defined below) (inclusive) until the date of actual payment, by the accumulated variation of the Broad National Consumer Price Index, calculated and published by the Brazilian Institute of Geography and Statistics (“IPCA”), as per calculation provided in the Indenture (“Monetary Adjustment”), being the product of the Monetary Adjustment automatically incorporated into the Unit Par Value or balance of the Unit Par Value of the Debentures, as the case may be, automatically (“Adjusted Unit Par Value”);

(e)Amortization of the Debentures: The Adjusted Unit Par Value of the Debentures will be redeemed by the Issuer, in three consecutive installments, at the end of the 8th (eighth), 9th (ninth) and 10th (tenth) year counted from the Issuance Date, according to the percentages and dates provided in the table in Exhibit I of the Indenture, except for the events of early maturity of the Debentures, redemption resulting from the Early Redemption Offer and Optional Early Redemption, pursuant to the Indenture;

(f)Term and Maturity Date: The maturity date of the Debentures will be defined in the Indenture (“Maturity Date”), except for the events of early maturity of the Debentures, redemption resulting from the Early Redemption Offer (provided that the entirety of the Debentures is redeemed) and Optional Early Redemption, pursuant to the Indenture;

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(g)Compensation of the Debentures: On the Adjusted Unit Par Value of the Debentures, there will be remunerative interest equivalent to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, to be defined in the procedure for collecting investment intentions to be conducted by the Coordinators, in the terms of article 23, paragraphs 1 and 2, and articles 44 and 45 of the CVM Instruction 400 (“Bookbuilding Procedure”), and, in any case, limited to (i) internal rate of return of the IPCA+ Treasury Public Bond with semiannual interest (NTN-B), maturing in 2030, published by ANBIMA on its page on the World Wide Web (www.anbima.com.br), to be determined at the closing of the Business Day immediately prior to the date of completion of the Bookbuilding Procedure, exponentially increased by a surcharge of 0.40% (point forty percent) per year, based on 252 (two hundred and fifty-two) Business Days; or (ii) 5.80% (five point eighty percent) per year, based on 252 (two hundred and fifty-two) Business Days, between items (i) and (ii) whichever is greater on the Business Day immediately prior to the Bookbuilding Procedure Date, calculated exponentially and cumulatively pro rata temporis for elapsed Business Days ("Compensation of the Debentures"), during each Capitalization Period (as defined below), in accordance with the formula provided for in the Indenture;

(h)Payment of the Compensation of the Debentures: The Compensation of the Debentures shall be done semiannually, according to the table to be inserted in Exhibit I to the Indenture;

(i)Default Charges: Without prejudice of the Monetary Adjustment and the Compensation of the Debentures, upon payment delay of any pecuniary obligations related to the Debentures, the overdue and unpaid debts shall be increased by interest on arrears of one percent (1%) per month, calculated pro rata temporis, from the date of default to the effective payment date, as well as a non-compensatory fine of two percent (2%) on the amount due, regardless of any warning, notice, notification or judicial or extrajudicial notifications (“Default Charges”); and

106

(j)Other characteristics: will be defined in the Indenture.

4.1.The Board of Directors authorized the provision of guarantee, by the Company, in relation to the current and future, main and ancillary obligations, including, but not limited to, Compensation of the Debentures and Default Charges, to be undertaken by Ipiranga under the Issuance (“Guarantee”), which shall be valid in all its terms until the full payment of the secured obligations (under the Indenture). The Guarantee shall be irrevocably and irreversibly provided, and the Company undertakes the condition of guarantor and main payer, jointly and severally liable with Ipiranga, for the full payment on time of the total debt amount represented by the Debentures, plus the relevant compensation and applicable Default Charges, as well as the other pecuniary obligations provided in the Indenture. The Guarantee may be executed and demanded by the holder of the Debentures, on a judicial or extrajudicial basis, whenever necessary to ensure the full settlement of the secured obligations. The Company expressly waives the benefits of order, rights and powers of exemption of any nature provided for in articles 333, sole paragraph, 364, 366, 827, 830, 834, 835, 837, 838 and 839 of Law No. 10,406, of January 10 of 2002, as amended ("Civil Code"), and in articles 130 and 794, caput, of Law 13,105, of March 16, 2015, as amended ("Civil Procedure Code").

4.2.The Company's Board of Executive Officers and the Board of Executive Officers of Ipiranga are hereby authorized to take any measures or formalities necessary and/or convenient to the implementation of the Issuance of the Debentures, the provision of Guarantee and/or the issue of the CRA, including, but not limited to: (a) negotiation of terms and conditions and execution of the “Instrument of Deed of the 11th (Eleventh) Issuance of Debentures, Non-convertible into Shares, in a Single Series, Unsecured, with Personal Guarantee, for Private Placement, of Ipiranga Produtos de Petróleo S.A.” (“Indenture”), the “Agreement for the Coordination, Placement and Public Distribution of Certificates of Agribusiness Receivables, under the Firm Placement Guarantee Regime, of the single Series of the 72nd Issuance of VERT Companhia Securitizadora Backed by Agribusiness Credits due by Ipiranga Produtos de Petróleo S.A.”, to be entered into between the Company, the Guarantor, the Securitization Company, Banco Itaú BBA S.A. (“Itaú BBA” or “Lead Coordinator”), Banco Santander (Brazil) S.A. (“Santander”), XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), Banco BTG Pactual S.A. (“BTG Pactual”) and UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., (“UBS BB”, and, together with the Lead Coordinator, Santander, XP Investimentos and BTG Pactual, “Coordinators” and "Distribution Agreement", respectively) and its amendments; (b) negotiation of terms and conditions of the Guarantee, including regarding the waivers of certain legal rights of the Company, set forth in the draft of the indenture filed with the CVM on March 18, 2021; and (c) other ancillary acts, such as hedging, hiring or remunerating all service providers for the Issuance and/or the issue of CRA, including, but not limited to, Securitization Company, trustee, custodian, bookkeeper, rating agency, settling Bank, legal counsel, separate equity accountant, market maker and separate equity auditor.

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4.3.The Directors ratified all acts already practiced in the name of Ipiranga and of the Company related to the resolutions above.

Notes: The resolutions 1 to 3 were approved, with no amendments or qualifications, by all the Board members present. Ms. Ana Paula Vitali Janes Vescovi declared herself conflicted to vote on resolution 4, having been absent from this part of the meeting and not participating in the discussions on the topic.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present. Signatures: Pedro Wongtschowski – Chairman; Frederico Pinheiro Fleury Curado – Vice-Chairman; Ana Paula Vitali Janes Vescovi; Flávia Buarque de Almeida; Jorge Marques de Toledo Camargo; José Galló; José Luiz Alquéres; José Mauricio Pereira Coelho; Otávio Lopes Castello Branco Neto, in the capacity of Board members; and André Brickmann Areno, in the capacity of secretary of the Board of Directors.

I declare that this is a faithful copy of the minutes drawn up in the proper book.

André Brickmann Areno

Secretary of the Board of Directors

108

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Interest on equity

São Paulo, May 11, 2022 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP) informs that the Board of Directors, at the meeting held today, approved the early payment of interest on equity in the amount of R$ 450,000,000.00, equivalent to R$ 0.41247 per share. With income tax withholding at a rate of 15%, net interest will be R$ 0.35060 per share, except for corporate shareholders that are proven to be immune or exempt. The payment will be made as of August 10, 2022, without remuneration or monetary adjustment, proportionally to the shareholding position of each investor.

The total amount, net of taxes withheld at source, will be deducted from the amount of the minimum mandatory dividend referring to the year of 2022.

The record date that establishes the right to receive the interest on equity will be May 23, 2022 in Brazil, and May 25, 2022 in the United States. Therefore, from May 24, 2022 onwards, the shares will be traded "ex-interest on equity" on both the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

109

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2022 and Report on Review of Interim Financial Information, 1Q22 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 11, 2022, and Notice to shareholders)